WE SEE MINING DIFFERENTLY.

2014 THIRD QUARTER REPORT

SILVER WHEATON

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”).  In addition, the following should be read in conjunction with the 2013 audited consolidated financial statements, the related MD&A and the 2013 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 39 of this MD&A as well as throughout this document.  All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of November 11, 2014.

Highlights

•
Attributable silver equivalent production for the three and nine months ended September 30, 2014 of 8.4 million ounces (6.1 million ounces of silver and 35,400 ounces of gold) and 25.9 million ounces (19.3 million ounces of silver and 102,000 ounces of gold), respectively, representing a decrease of 7% and 1% over the comparable periods in 2013.

•
Attributable silver equivalent sales volume for the three and nine months ended September 30, 2014 of 8.7 million ounces (6.3 million ounces of silver and 36,700 ounces of gold) and 24.4 million ounces (17.8 million ounces of silver and 101,600 ounces of gold), respectively, representing an increase of 12% and 11% over the comparable periods in 2013, with ounces sold for the most recently completed nine month period representing a record for the Company.

•
Average realized sale price per silver equivalent ounce sold for the three and nine months ended September 30, 2014 of $18.98 ($18.98 per ounce of silver and $1,261 per ounce of gold) and $19.70 ($19.71 per ounce of silver and $1,279 per ounce of gold), representing a decrease of 11% and 20%, respectively, as compared to the comparable periods of 2013.

•
Revenue for the three and nine months ended September 30, 2014 of $165.9 million and $479.8 million, respectively, compared with $166.4 million and $539.1 million for the comparable periods in 2013, representing a decrease of 11% during the nine month period as compared to the comparable period in 2013, with the three month period being virtually unchanged.

•
Net earnings for the three and nine months ended September 30, 2014 was $4.5 million ($0.01 per share) and $147.8 million ($0.41 per share), respectively, compared with $77.1 million ($0.22 per share) and $281.6 million ($0.79 per share) for the comparable periods in 2013, representing a decrease of 94% and 48%, respectively.

•	During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.

•
After removing the impact of the impairment charge, adjusted net earnings1 for the three and nine months ended September 30, 2014 of $72.6 million ($0.20 per share) and $215.9 million ($0.60 per share), respectively, compared with net earnings of $77.1 million ($0.22 per share) and $281.6 million ($0.79 per share) for the comparable periods in 2013, representing a decrease of 6% and 23%, respectively.

•
Operating cash flows for the three and nine months ended September 30, 2014 of $120.4 million ($0.34 per share2) and $337.8 million ($0.94 per share²), respectively, compared with $118.7 million ($0.33 per share²) and $409.5 million ($1.15 per share²) for the comparable periods in 2013, representing an increase of 1% during the three month period and a decrease of 18% during the nine month period.

•
On November 10, 2014, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow. This dividend is payable to shareholders of record on November 26, 2014 and is expected to be distributed on or about December 9, 2014.

1	Refer to discussion on non-IFRS measure (i) of page 24 of this MD&A
2	Refer to discussion on non-IFRS measure (ii) of page 25 of this MD&A

SILVER WHEATON 2014 THIRD QUARTER REPORT [1]

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

•
Average cash costs¹ for the three and nine months ended September 30, 2014 of $4.59 and $4.62 per silver equivalent ounce, respectively, compared with $4.73 and $4.63 per silver equivalent ounce, respectively, for the comparable periods in 2013.

•
Cash operating margin² for the three and nine months ended September 30, 2014 of $14.39 and $15.08 per silver equivalent ounce, respectively, compared with $16.53 and $19.88 per silver equivalent ounce, respectively, for the comparable periods in 2013.

•
As at September 30, 2014, approximately 4.7 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents a decrease of 1.3 million payable silver equivalent ounces during the three month period ended September 30, 2014.

•
On September 26, 2014 the Company paid $135 million to Hudbay Minerals Inc. ("Hudbay") in satisfaction of the upfront payment relative to the gold stream on the Constancia project through the issuance of 6,112,282 common shares, at an average issuance price of $22.09 per share.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.

To date, the Company has entered into 19 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“Precious Metal Purchase Agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended September 30, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.16 and $378, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the Precious Metal Purchase Agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook3

Silver Wheaton is the largest pure precious metals streaming company in the world.  Based upon its current agreements, forecast 2014 attributable production is approximately 36 million silver equivalent ounces, including 155,000 ounces of gold.  By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 250,000 ounces of gold.  Growth from 2014 to 2018 is driven by the Company’s portfolio of low-cost and long-life assets, including gold streams on Vale S.A.’s (“Vale”) Salobo and Sudbury mines in addition to the silver and gold stream on Hudbay’s Constancia project.

The $233.0 million of cash and cash equivalents as at September 30, 2014 combined with the liquidity provided by the available credit under the undrawn $1 billion Revolving Facility and ongoing operating cashflows, positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1	Refer to discussion on non-IFRS measure (iii) of page 26 of this MD&A
2	Refer to discussion on non-IFRS measure (iv) of page 27 of this MD&A
3
Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [2]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:
Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration ¹	Attributable Production to be Purchased		Term of Agreement	Date of Contract
				Silver	Gold
San Dimas	Primero 2	Mexico	$ 189,799	100% 2	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% 3	0%	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
777	Hudbay	Canada	$ 455,100	100%	100%/50% 4	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$ 1,330,000 5	0%	25%	Life of Mine	28-Feb-13
Sudbury	Vale	Canada	$ 623,572 6	0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	6 years 7	8-Sep-09
Pierina	Barrick	Peru		100%	0%	6 years 7	8-Sep-09
Veladero	Barrick	Argentina		100% 8	0%	6 years 7	8-Sep-09
Other
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 9	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% 10	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% 11	0%	50 years	5-Jun-07
Campo Morado	Nyrstar NV	Mexico	$ 79,250	75%	0%	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Hudbay	United States	$ 230,000 12	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 13	12.5%	0%	Life of Mine	n/a 14
Constancia	Hudbay	Peru	$ 429,900	100%	50% 15	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 148,500 16	0%	10% 16	Life of Mine	11-Nov-13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

4)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

5)
Does not include the contingent payment related to the Salobo mine expansion.  Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

6)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
7)	Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)
As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.  The Company has not waived its rights to the silver contained in zinc concentrate.

12)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

13)
Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

14)	Definitive terms of the agreement to be finalized.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)
Comprised of $13.5 million paid to date in addition to $135 million to be payable on an installment basis to partially fund construction of the mine.  During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit  (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [3]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp.  Beginning on August 6, 2014, which was the fourth anniversary of the closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As at September 30, 2014, all cumulative payable silver ounces produced at San Dimas to which Silver Wheaton is entitled have been delivered to the Company.1

As at September 30, 2014, the Company has received approximately 61.5 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $870 million.  As at December 31, 2013, the San Dimas mine had proven and probable silver reserves of 49.5 million ounces and inferred silver resources of 73.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of La Oroya smelter in Peru, resulting in an inconsistent delivery schedule.  As at September 30, 2014, approximately 0.9 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing a decrease of 0.6 million payable silver ounces during the three month period ended September 30, 2014.1

As at September 30, 2014, the Company has received approximately 21.9 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $335 million.  As at December 31, 2013, the Company’s share of the Yauliyacu proven and probable silver reserves was 15.3 million ounces, measured and indicated silver resources was 42.2 million ounces and inferred silver resources was 33.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s third quarter 2014 MD&A, construction activities continued on the Northern Well Field ("NWF") project in the third quarter of 2014 and focused on earthworks. Goldcorp stated that during the third quarter of 2014, the remaining construction contracts were finalized and construction is now ramping up to full activity levels, with completion of the NWF project continuing to be anticipated for mid-year 2015.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 THIRD QUARTER REPORT [4]

Activities to address the additional regulatory requirements related to the interconnection to the existing wells field continued as planned. Goldcorp indicated contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational. Studies for the long-term tailings facility continued during the third quarter of 2014 and three viable options are being evaluated. In addition, studies are underway to evaluate extending the existing tailings facility's life beyond 2018.

Goldcorp also stated that Peñasquito’s exploration drilling program continued in the third quarter of 2014, completing a total of 6,556 metres drilled. The exploration program continues to define the intersection of the copper-gold sulphide- rich karn ore body and porphyry  deposit located below and adjacent to the diatreme ore body. Current exploration activities continue to focus on the in-fill of the vertical and horizontal size and extension of the skarn deposit where intersections show low gold and copper grades.

Finally, Goldcorp stated that the Concentrate Enrichment Process ("CEP") and Pyrite Leach project pre-feasibility studies continued during the third quarter of 2014 with expected completion in late 2014 and early 2015, respectively. Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of  the mine of Peñasquito, through addition of another saleable product with the CEP, and increasing gold and silver recoveries from the Pyrite Leach process.

As at September 30, 2014, approximately 1.1 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.2 million payable silver ounces during the three month period ended September 30, 2014.1

As at September 30, 2014, the Company has received approximately 24.8 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $541 million.  As at December 31, 2013, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 151.3 million ounces, measured and indicated silver resources was 113.4 million ounces and inferred silver resources was 15.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  Note that as a result of a correction by Goldcorp, measured and indicated resources and inferred resources increased by 45.26 million ounces and 4.74 million ounces, respectively, as compared to the figures previously reported.

Ejido Land Claims

As per Goldcorp’s third quarter 2014 MD&A, in 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations.  In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the surface land to be returned to the Cerro Gordo Ejido for payment of 2.4 million Mexican pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling and under this claim a suspension of the agrarian court’s ruling has been issued.

Goldcorp also states that federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. Goldcorp has filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano ("SEDATU") the required documents to expropriate the disputed lands. In addition, Goldcorp has stated that they intend to continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law.  Goldcorp notes that operations at the Peñasquito mine have not been impacted, however, in the event the suspension of the agrarian court ruling is revoked or the constitutional claims by the State of Zacatecas, Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the disputed lands. Should this occur, Goldcorp states that mine operations would be adversely impacted, with the ultimate resolution of this matter being indeterminable at this time.  Settlement discussions facilitated by the Mexican federal government commenced in June 2014. Goldcorp states that they prefer to resolve this dispute through negotiations with the Cerro Gordo Ejido and believes that with continued discussions a mutually beneficial settlement can be reached.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 THIRD QUARTER REPORT [5]

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corp. (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero1 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

As announced by Barrick, during the fourth quarter of 2013, Barrick decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance.  Barrick has stated that the decision to re-start will depend on improved economics and reduced uncertainty associated with legal and other regulatory requirements, and that remaining development will take place in distinct stages with specific work programs and budgets. In Barrick’s third quarter 2014 MD&A, they stated that they are making progress on establishing a constructive dialogue with a group of 15 Diaguita indigenous communities and associations in Chile’s Huasco province through a Memorandum of Understanding (MoU). Barrick states that under the MoU, they are providing these groups with technical and environmental information on Pascua-Lama along with financial resources and materials to facilitate their analysis of the information.

As part of the original agreement, Barrick provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015, which was subsequently extended to December 31, 2016.  During 2014 and 2015, Silver Wheaton was to be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. As a result of Barrick’s decision to temporarily suspend construction activities at Pascua-Lama, Silver Wheaton has amended its silver purchase agreement with Barrick.  The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until the end of 2016 - an extension of one year.  In addition, Silver Wheaton has agreed to extend the completion test deadline an additional year to December 31, 2017.  If the requirements of the completion guarantee have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to that date.

Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

As at September 30, 2014, approximately 0.1 million ounces of cumulative payable silver ounces have been produced at Barrick but not yet delivered to the Company, virtually unchanged from the balance at June 30, 2014.2

As at September 30, 2014, the Company has received approximately 12.0 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $275 million.  As at December 31, 2013, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 168.7 million ounces, measured and indicated silver resources was 28.7 million ounces and inferred silver resources was 3.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte and Veladero mines is 53.2 million ounces.

Update on Matters Relating to Project Development

i.	Pascua-Lama Challenge to SMA Regulatory Sanction

As per Barrick’s third quarter 2014 MD&A, on March 3, 2014, the Environmental Court of Santiago, Chile (the “Environmental Court”) annulled the resolution issued in May 2013 (the “Resolution”) by Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) and remanded the matter back to the SMA for further consideration in accordance with its decision. In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, using a different methodology and addresses certain other errors it identified in the Resolution.

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
2	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 THIRD QUARTER REPORT [6]

A new resolution from the SMA could include more severe sanctions against CMN such as an increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit.  Barrick also states that on March 20, 2014, CMN filed an appeal to the Chilean Supreme Court requesting the annulment of the March 3, 2014 decision of the Environmental Court and the issuance by the Chilean Supreme Court of a new decision in the matter, and that the Chilean Supreme Court held a hearing on CMN’s appeal on September 29, 2014. A decision from the Supreme Court is pending.

ii.	Pascua-Lama Environmental Damage Claim

As per Barrick’s third quarter 2014 MD&A, hearings related to the environmental damage claim associated with Pascua–Lama are ongoing and will continue until November 2014.

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As at September 30, 2014, approximately 0.1 million ounces of cumulative payable silver equivalent ounces (including approximately 900 ounces of gold) have been produced at 777 but not yet delivered to the Company, representing a decrease of 0.2 million payable silver equivalent ounces during the three month period ended September 30, 2014.1

As at September 30, 2014, the Company has received approximately 1.3 million ounces of silver and 129,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $123 million.  As at December 31, 2013, the Company's share of 777's proven and probable reserves was 8.4 million ounces of silver and 450,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. (“Vale”) an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.

As per Vale’s third quarter 2014 MD&A, the Salobo II expansion, which increased mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from 12 Mtpa, continued to ramp-up in Q3 after achieving first production in June 2014.  As a result, attributable gold production from Salobo reached a record 10,415 ounces during Q3.  Under the terms of the agreement, if the Salobo mine does not achieve an actual throughput rate of 21.6 Mtpa by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production.  Additionally, if actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

As at September 30, 2014, approximately 0.5 million ounces of cumulative payable silver equivalent ounces (approximately 7,700 ounces of gold) have been produced at Salobo but not yet delivered to the Company, representing an increase of 0.2 million payable silver equivalent ounces during the three month period ended September 30, 2014.1

As of September 30, 2014, the Company has received approximately 46,600 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $42 million.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 THIRD QUARTER REPORT [7]

As at December 31, 2013, the Company's 25% share of the Salobo proven and probable gold reserves was 3.4 million ounces, measured and indicated gold resources was 770,000 ounces and inferred gold resources was 370,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.

As at September 30, 2014, approximately 0.8 million ounces of cumulative payable silver equivalent ounces (approximately 11,200 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing an increase of 0.1 million payable silver equivalent ounces during the three month period ended September 30, 2014.1

As of September 30, 2014, the Company has received approximately 36,500 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $33 million.  As at December 31, 2013, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 800,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 60,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp delivered to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico (see additional discussion below);

v.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine (see additional discussion below);

vi.
On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

vii.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 THIRD QUARTER REPORT [8]

viii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007.  As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine;

x.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

xi.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation, which was acquired by Hudbay on July 16, 2014, to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project (“Rosemont”) in the United States.  The Company is committed to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;  and

xii.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project (“Constancia”) in Peru.  On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.  In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia (see additional discussion below).

Mineral Park

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States.  On September 30, 2013 Mercator announced that, in light of the commodity price environment, capital market conditions and the challenges these pose for Mercator, Mercator’s board of directors had advanced and accelerated its ongoing process to review strategic alternatives.  On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. (“Intergeo”) to combine and create a new copper-focused metals company, however this plan of arrangement was subsequently cancelled.  On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States. The bankruptcy of Mercator and its subsidiaries is an indicator of impairment related to the Mineral Park silver interest.

Given the failed merger with Intergeo, coupled with the continuing low commodity price environment, high operating costs at the Mineral Park mine and bankruptcy filings, management is of the opinion that it may prove difficult for the Mineral Park operations to achieve profitability, thus limiting the number of prospective buyers and future silver production.  As a result, management has estimated that the value of the Mineral Park silver interest is nominal, and as such has reported an impairment charge of $37.1 million during the current period, representing the carrying value of the Mineral Park silver interest at September 30, 2014.

On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and Silver Wheaton retains the right to proceed against Mercator, the Canadian parent company, as guarantor under the stream. In return for these agreements, the settlement provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine. If Silver Wheaton recovers proceeds under the settlement agreement, Silver Wheaton will recognize such proceeds in the period in which they are received. The amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the Canadian bankruptcy proceedings are uncertain.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2014 THIRD QUARTER REPORT [9]

As at September 30, 2014, the Company has received approximately 2.1 million ounces of silver related to the Mineral Park mine under the agreement, generating cumulative operating cash flows of approximately $51.1 million, as compared to an original upfront cash payment of $42.0 million.

Campo Morado

As the G9 orebody at the Campo Morado mine nears completion, there has been a continuing deterioration of ore grades at the mine.  As per Nyrstar’s third quarter 2014 MD&A, Nyrstar is undertaking major metallurgical test programs to determine if the complex mineralogy of the additional satellite deposits at the mine site can be processed economically (albeit with some modifications of the flow sheet).  As a result, the estimate of future production from Campo Morado has been reduced during the quarter.  The reduction in estimate of future production is an indicator of impairment related to the Campo Morado silver interest.

Management estimates that the recoverable amount under the Campo Morado silver interest is $25 million, resulting in an impairment charge of $31.1 million during the current period.

As at September 30, 2014, the Company has received approximately 4.4 million ounces of silver related to the Campo Morado mine under the agreement, generating cumulative operating cash flows of approximately $94.1 million, as compared to an original upfront cash payment of $79.3 million.

Keno Hill

In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, and Silver Wheaton buying $5 million of Alexco shares if Alexco completes an offering of $10 million or more to fund the payment to Silver Wheaton.

Constancia

As per Hudbay’s third quarter 2014 MD&A, the Constancia project is approximately 94% complete and remains on track for initial production in the fourth quarter of 2014 and commercial production in the second quarter of 2015. Key milestones have been achieved, including the commissioning of the power transmission line from Tintaya to Constancia, plant commissioning well under way, pre-stripping significantly advanced with sufficient broken ore available for the ramp-up schedule, and all major reagents and consumables are now under contract.

General

As at September 30, 2014, approximately 1.2 million ounces of cumulative payable silver equivalent ounces (including approximately 5,900 ounces of gold) have been produced at the Other mines but not yet delivered to the Company, representing a decrease of 0.5 million payable silver equivalent ounces during the three month period ended September 30, 2014.1

As at September 30, 2014, the Company has received approximately 45.9 million ounces of silver and 114,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $991 million.

As at December 31, 20132, unless otherwise noted, these silver and gold interests had proven and probable reserves of 327.0 million ounces of silver and 760,000 ounces of gold, measured and indicated resources of 385.1 million ounces of silver and 670,000 ounces of gold and inferred resources of 172.9 million ounces of silver and 260,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Mineral reserves and mineral resources are reported as of December 31, 2013, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 37 of this MD&A.

SILVER WHEATON 2014 THIRD QUARTER REPORT [10]

Early Deposit Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

Under the Early Deposit Agreement, there will be a 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

As at March 31, 2013, the Company's 10% share of the Toroparu proven and probable gold reserves was 410,000 ounces, measured and indicated gold resources was 240,000 ounces and inferred gold resources was 310,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at September 30, 2014:

	September 30	December 31
(in thousands)	2014	2013
Common shares held	$44,021	$40,801
Warrants held	-	-
	$44,021	$40,801

SILVER WHEATON 2014 THIRD QUARTER REPORT [11]

Common Shares Held

	Sep 30, 2014	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Fair Value
Bear Creek	$ 21,894	$ (15,379)	$ 3,686	$ 18,208
Revett	5,895	449	2,069	3,827
Sabina	5,741	(3,793)	(2,289)	8,030
Other	10,491	(5,294)	(246)	10,736
	$ 44,021	$ (24,017)	$ 3,220	$ 40,801

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 29,921	$ 8,470	$ (14,209)
Revett	6,013	2,493	(8,811)
Sabina	10,011	(897)	(21,153)
Other	12,698	268	(15,867)
	$ 58,643	$ 10,334	$ (60,040)

Warrants Held

	Sep 30, 2014	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings		Fair Value
Warrants held	$ -	$ -	$ -	$ -

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Warrants held	$ -	$ -	$ (2,694)

SILVER WHEATON 2014 THIRD QUARTER REPORT [12]

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2014 THIRD QUARTER REPORT [13]

Summary of Ounces Produced and Sold

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced 2
San Dimas 3	1,290	1,118	1,608	1,979	1,660	1,160	1,743	1,694
Yauliyacu	875	658	718	687	639	668	624	616
Peñasquito	1,616	2,054	2,052	2,047	1,636	1,440	1,093	1,445
Barrick 4	397	299	301	423	465	556	741	769
Other 5	1,903	2,182	2,185	2,119	2,450	2,586	2,038	2,345
Total silver ounces produced	6,081	6,311	6,864	7,255	6,850	6,410	6,239	6,869
Gold ounces produced 2
777	12,105	11,611	12,785	14,134	18,259	16,986	16,951	19,615
Sudbury	5,916	7,473	6,426	7,060	7,341	8,840	9,869	-
Salobo	10,415	8,486	8,903	10,067	8,061	6,342	4,677	-
Other 6	6,959	5,185	5,749	9,530	2,894	4,226	5,967	6,785
Total gold ounces produced	35,395	32,755	33,863	40,791	36,555	36,394	37,464	26,400
Silver equivalent ounces of gold produced 7	2,366	2,144	2,121	2,476	2,237	2,269	2,096	1,432
Silver equivalent ounces produced 7	8,447	8,455	8,985	9,731	9,087	8,679	8,335	8,301
Silver equivalent ounces produced - as originally reported 2, 7	n.a.	8,365	8,977	9,723	8,948	8,615	8,046	8,466
Increase (Decrease) 2	n.a.	90	8	8	139	64	289	(165)
Silver ounces sold
San Dimas 3	1,295	1,194	1,529	2,071	1,560	1,194	1,850	1,629
Yauliyacu	1,373	111	1,097	674	13	559	149	1,097
Peñasquito	1,662	1,958	1,840	1,412	1,388	1,058	1,459	1,642
Barrick 4	377	291	361	397	447	560	753	826
Other 5	1,592	1,673	1,398	1,510	2,257	1,771	1,741	2,153
Total silver ounces sold	6,299	5,227	6,225	6,064	5,665	5,142	5,952	7,347
Gold ounces sold
777	15,287	13,599	6,294	15,889	16,972	23,483	9,414	28,084
Sudbury	5,566	6,718	6,878	6,551	6,534	4,184	111	-
Salobo	7,180	11,902	10,560	6,944	6,490	2,793	720	-
Other 6	8,685	2,559	6,390	1,840	5,287	3,409	6,698	4,876
Total gold ounces sold	36,718	34,778	30,122	31,224	35,283	33,869	16,943	32,960
Silver equivalent ounces of gold sold 7	2,441	2,267	1,891	1,909	2,163	2,097	971	1,784
Silver equivalent ounces sold 7	8,740	7,494	8,116	7,973	7,828	7,239	6,923	9,131
Gold / silver ratio 7	66.5	65.2	62.8	61.1	61.3	61.9	57.3	54.1
Cumulative payable silver equivalent ounces produced but not yet delivered 8	4,738	5,996	6,042	5,997	5,283	4,736	4,082	3,316

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel and Campo Morado silver interests.
6)	Comprised of the Minto gold interest.
7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

8)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON 2014 THIRD QUARTER REPORT [14]

Quarterly Financial Review

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	6,299	5,227	6,225	6,064	5,665	5,142	5,952	7,347
Average realized silver price¹	$18.98	$19.81	$20.36	$21.03	$21.22	$23.12	$29.89	$31.47
Silver sales (000's)	$119,535	$103,540	$126,744	$127,549	$120,255	$118,885	$177,898	$231,226
Total gold ounces sold	36,718	34,778	30,122	31,224	35,283	33,869	16,943	32,960
Average realized gold price¹	$1,261	$1,295	$1,283	$1,277	$1,308	$1,417	$1,645	$1,699
Gold sales (000's)	$46,317	$45,030	$38,635	$39,867	$46,150	$48,005	$27,863	$56,015
Total silver equivalent ounces sold (000's) 2	8,740	7,494	8,116	7,973	7,828	7,239	6,923	9,131
Average realized silver equivalent price 1, 2	$18.98	$19.83	$20.38	$21.00	$21.26	$23.05	$29.72	$31.46
Total sales (000's)	$165,852	$148,570	$165,379	$167,416	$166,405	$166,890	$205,761	$287,241
Average cash cost, silver 1, 3	$4.16	$4.15	$4.12	$4.14	$4.13	$4.14	$4.08	$4.12
Average cash cost, gold 1, 3	$378	$393	$381	$394	$386	$391	$362	$386
Average cash cost, silver equivalent 1, 2, 3	$4.59	$4.72	$4.57	$4.70	$4.73	$4.77	$4.39	$4.70
Net earnings (000's)	$4,496	$63,492	$79,809	$93,900	$77,057	$71,117	$133,421	$177,744
Earnings per share
Basic	$0.01	$0.18	$0.22	$0.26	$0.22	$0.20	$0.38	$0.50
Diluted	$0.01	$0.18	$0.22	$0.26	$0.22	$0.20	$0.37	$0.50
Cash flow from operations (000's)	$120,379	$102,543	$114,832	$124,591	$118,672	$125,258	$165,612	$254,026
Cash flow from operations per share 4
Basic	$0.34	$0.29	$0.32	$0.35	$0.33	$0.35	$0.47	$0.72
Diluted	$0.34	$0.29	$0.32	$0.35	$0.33	$0.35	$0.46	$0.71
Dividends
Dividends declared (000's)	$21,484	$25,035	$25,019 ⁵	$32,165	$35,629	$42,573	$49,646 ⁶	$24,806
Dividends declared per share	$0.06	$0.07	$0.07	$0.09	$0.10	$0.12	$0.14	$0.07
Total assets (000's)	$4,618,131	$4,521,595	$4,476,865	$4,389,844	$4,398,445	$4,396,012	$4,400,253	$3,189,337
Total liabilities (000's)	$1,017,815	$1,021,391	$1,045,190	$1,023,298	$1,078,137	$1,178,859	$1,174,470	$82,263
Total shareholders' equity (000's)	$3,600,316	$3,500,204	$3,431,675	$3,366,546	$3,320,308	$3,217,153	$3,225,783	$3,107,074

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (iii) on page 26 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on page 25 of this MD&A.
5)	On March 20, 2014, the Company declared dividends of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.
6)	On March 21, 2013, the Company declared dividends of $0.14 per common share for total dividends of $49.6 million, which was paid on April 12, 2013.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2014 THIRD QUARTER REPORT [15]

Results of Operations and Operational Review

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended September 30, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,290	1,295	$23,142	$17.87	$4.20	$0.81	$16,647	$17,703	$154,218
Yauliyacu	875	1,373	27,766	20.22	4.16	5.92	13,920	22,054	191,985
Peñasquito	1,616	1,662	31,336	18.86	4.05	2.98	19,656	24,605	456,030
Barrick 5	397	377	7,210	19.10	3.90	3.26	4,507	4,120	605,044
Other 6	1,903	1,592	30,081	18.90	4.31	4.47	16,113	24,755	587,819
	6,081	6,299	$119,535	$18.98	$4.16	$3.57	$70,843	$93,237	$1,995,096
Gold
777	12,105	15,287	$19,356	$1,266	$400	$823	$665	$13,241	$251,086
Sudbury	5,916	5,566	6,985	1,255	400	841	75	4,759	593,329
Salobo	10,415	7,180	8,980	1,251	400	462	2,792	6,108	1,308,792
Other 7	6,959	8,685	10,996	1,266	309	124	7,234	8,767	161,436
	35,395	36,718	$46,317	$1,261	$378	$590	$10,766	$32,875	$2,314,643
Silver equivalent 8	8,447	8,740	$165,852	$18.98	$4.59	$5.05	$81,609	$126,112	$4,309,739
Corporate
General and administrative							$(8,383)
Impairment charges 9							(68,151)
Other							(579)
Total corporate							$(77,113)	$(5,733)	$308,392
	8,447	8,740	$165,852	$18.98	$4.59	$5.05	$4,496	$120,379	$4,618,131

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 26 of this MD&A.
4)
Results for San Dimas include 125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in this MD&A and financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [16]

Three Months Ended September 30, 2013
	Ounces Produced2	Ounces old	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,660	1,560	$33,856	$21.70	$4.16	$0.82	$26,089	$27,361	$159,180
Yauliyacu	639	13	260	20.02	4.12	5.75	132	207	211,151
Peñasquito	1,636	1,388	27,815	20.03	4.02	2.96	18,119	22,233	476,473
Barrick 5	465	447	10,250	22.93	3.90	3.31	7,026	5,541	599,993
Other 6	2,450	2,257	48,074	21.30	4.22	4.07	29,371	35,157	556,224
	6,850	5,665	$120,255	$21.22	$4.13	$2.85	$80,737	$90,499	$2,003,021
Gold
777	18,259	16,972	$22,040	$1,299	$400	$802	$1,647	$15,252	$292,763
Sudbury	7,341	6,534	8,636	1,322	400	829	605	6,023	614,889
Salobo	8,061	6,490	8,530	1,314	400	462	2,937	5,934	1,325,726
Other 7	2,894	5,287	6,944	1,313	306	115	4,716	5,254	28,440
	36,555	35,283	$46,150	$1,308	$386	$641	$9,905	$32,463	$2,261,818
Silver equivalent 8	9,087	7,828	$166,405	$21.26	$4.73	$4.95	$90,642	$122,962	$4,264,839
Corporate
General and administrative							$(9,390)
Other							(4,195)
Total corporate							$(13,585)	$(4,290)	$133,606
	9,087	7,828	$166,405	$21.26	$4.73	$4.95	$77,057	$118,672	$4,398,445

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 26 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the three months ended September 30, 2014, attributable silver equivalent production was 8.4 million ounces (6.1 million ounces of silver and 35,400 ounces of gold), compared with 9.1 million ounces (6.8 million ounces of silver and 36,600 ounces of gold) for the comparable period in 2013, with the 0.6 million ounce decrease being primarily attributable to the following factors:

•	548,000 ounce (22%) decrease related to the Other mines, due primarily to lower production at the Campo Morado and 777 mines in addition to the temporary closure of the Keno Hill mine;

•
370,000 ounce (22%) decrease related to the San Dimas mine, due primarily to the agreement with Goldcorp to deliver 1.5 million ounces per annum to Silver Wheaton having ended effective August 6, 2014; and

•	322,000 silver equivalent ounce (29%) decrease related to gold production at the 777 mine (6,200 gold ounces), primarily due to lower grades and throughput; partially offset by

•	289,000 silver equivalent ounce (159%) increase related to gold production at the Minto mine (4,100 gold ounces), due primarily to higher grades;

•	236,000 ounce (37%) increase related to the Yauliyacu mine, due primarily to higher grades; and

SILVER WHEATON 2014 THIRD QUARTER REPORT [17]

•
212,000 silver equivalent ounce (42%) increase related to gold production at the Salobo mine (2,400 gold ounces), primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line and the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014, partially offset by lower grades and recovery.

For the three months ended September 30, 2014, net earnings and cash flow from operations were $4.5 million and $120.4 million, respectively, compared with $77.1 million and $118.7 million for the comparable period in 2013, with the $72.6 million decrease in net earnings being primarily attributable to the following factors:

•	$7.4 million decrease related to a 10% decrease in payable silver equivalent ounces produced; and

•	$14.0 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

•	$11.5 million increase relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the La Oroya smelter in Peru; and

•	$4.0 million increase relating to the Peñasquito mine; partially offset by

•	$2.5 million decrease relating to the Other mines, primarily related to the Zinkgruvan mine; and

•	$15.7 million decrease due to a reduction in the operating margin per ounce, due primarily to a 11% decrease in the average realized selling price per silver equivalent ounce sold; and

•
$63.5 million decrease as a result of an increase in corporate costs, with the most significant item being the impairment charge of $68.2 million taken during the three months ended September 30, 2014, as explained in the Corporate Costs section of this MD&A ($1.4 million decrease from a cash flow perspective).

SILVER WHEATON 2014 THIRD QUARTER REPORT [18]

Nine Months Ended September 30, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	4,016	4,018	$78,524	$19.55	$4.18	$0.81	$58,455	$61,729	$154,218
Yauliyacu	2,251	2,581	52,116	20.19	4.14	5.92	26,131	41,423	191,985
Peñasquito	5,722	5,460	107,264	19.65	4.05	2.98	68,895	85,154	456,030
Barrick 5	997	1,029	20,470	19.89	3.90	3.26	13,098	14,465	605,044
Other 6	6,270	4,663	91,445	19.61	4.27	4.32	51,394	73,231	587,819
	19,256	17,751	$349,819	$19.71	$4.14	$3.29	$217,973	$276,002	$1,995,096
Gold
777	36,501	35,180	$45,016	$1,280	$400	$823	$2,004	$30,945	$251,086
Sudbury	19,815	19,162	24,489	1,278	400	841	699	16,824	593,329
Salobo	27,804	29,642	37,838	1,277	400	462	12,291	25,982	1,308,792
Other 7	17,893	17,634	22,639	1,284	309	124	14,999	16,994	161,436
	102,013	101,618	$129,982	$1,279	$384	$600	$29,993	$90,745	$2,314,643
Silver equivalent 8	25,887	24,350	$479,801	$19.70	$4.62	$4.90	$247,966	$366,747	$4,309,739
Corporate
General and administrative							$(28,868)
Impairment charges 9							(68,151)
Other							(3,152)
Total corporate							$(100,171)	$(28,994)	$308,392
	25,887	24,350	$479,801	$19.70	$4.62	$4.90	$147,795	$337,753	$4,618,131

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 26 of this MD&A.
4)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in this MD&A and financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [19]

Nine Months Ended September 30, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	4,563	4,604	$115,079	$24.99	$4.14	$0.82	$92,249	$96,005	$159,180
Yauliyacu	1,931	721	18,372	25.48	4.11	5.75	11,263	15,407	211,151
Peñasquito	4,169	3,905	96,079	24.60	4.02	2.77	69,582	80,381	476,473
Barrick 5	1,762	1,760	48,205	27.39	3.90	2.98	36,095	42,706	599,993
Other 6	7,074	5,769	139,303	24.15	4.22	4.30	90,175	115,215	556,224
	19,499	16,759	$417,038	$24.88	$4.11	$2.91	$299,364	$349,714	$2,003,021
Gold
777	52,196	49,869	$71,284	$1,429	$400	$802	$11,363	$47,365	$292,763
Sudbury	26,050	10,829	14,638	1,352	400	829	1,329	10,307	614,889
Salobo	19,080	10,003	13,528	1,352	400	462	4,906	9,527	1,325,726
Other 7	13,087	15,394	22,568	1,466	305	139	15,720	17,731	28,440
	110,413	86,095	$122,018	$1,417	$383	$647	$33,318	$84,930	$2,261,818
Silver equivalent 8	26,101	21,990	$539,056	$24.51	$4.63	$4.75	$332,682	$434,644	$4,264,839
Corporate
General and administrative							$(28,159)
Other							(22,928)
Total corporate							$(51,087)	$(25,102)	$133,606
	26,101	21,990	$539,056	$24.51	$4.63	$4.75	$281,595	$409,542	$4,398,445

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 26 of this MD&A.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the nine months ended September 30, 2014, attributable silver equivalent production was 25.9 million ounces (19.3 million ounces of silver and 102,000 ounces of gold), compared with 26.1 million ounces (19.5 million ounces of silver and 110,400 ounces of gold) for the comparable period in 2013, with the 0.2 million ounce decrease being primarily attributable to the following factors:

•	805,000 ounce (11%) decrease related to the Other mines, due primarily to the temporary closure at the Keno Hill mine and lower grades at the Mineral Park mine;

•	764,000 ounce (43%) decrease related to the Barrick mines, due primarily to lower grades at Veladero and the closure of Pierina;

•	736,000 silver equivalent ounce (24%) decrease related to gold production at the 777 mine (15,700 gold ounces), primarily due to lower grades and recovery;

•
546,000 ounce (12%) decrease related to the San Dimas mine, due to Primero achieving the 3.5 million ounce delivery threshold 6 weeks earlier than in 2013 coupled with the August 6, 2014 expiration of the agreement with Goldcorp to deliver 1.5 million ounces per annum to Silver Wheaton; and

•	276,000 silver equivalent ounce (18%) decrease related to gold production at the Sudbury mines (6,200 gold ounces), primarily due to lower grades; partially offset by

SILVER WHEATON 2014 THIRD QUARTER REPORT [20]

•	1,553,000 ounce (37%) increase related to the Peñasquito mine, due primarily to the mining in higher grade ore benches of Phase 4 of the pit during the first and second quarters of 2014;

•
659,000 silver equivalent ounce (56%) increase related to gold production at the Salobo mine (8,700 gold ounces), primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line and the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014;

•	381,000 silver equivalent ounce (47%) increase related to gold production at the Minto mine (4,800 gold ounces), primarily due to higher grades; and

•	320,000 ounce (17%) increase related to the Yauliyacu mine, due primarily to higher grades.

For the nine months ended September 30, 2014, net earnings and cash flow from operations were $147.8 million and $337.8 million, respectively, compared with $281.6 million and $409.5 million for the comparable period in 2013, with the $133.8 million decrease in net earnings being primarily attributable to the following factors:

•	$7.8 million decrease related to a 4% decrease in payable silver equivalent ounces produced; and

•	$28.9 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

•	$24.5 million increase relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the La Oroya smelter in Peru;

•	$5.6 million increase relating to the Salobo mine;

•	$3.3 million increase relating to the Peñasquito mine; and

•	$1.7 million increase relating to the Sudbury mines; partially offset by

•	$3.3 million decrease relating to the Other mines, primarily attributable to Zinkgruvan, Campo Morado and Neves-Corvo; and

•	$2.7 million decrease relating to gold production at the Minto mine; and

•	$105.9 million decrease due to a reduction in the operating margin per ounce, due primarily to a 20% decrease in the average realized selling price per silver equivalent ounce sold; and

•
$49.1 million decrease as a result of an increase in corporate costs, with the most significant item being the impairment charge of $68.2 million taken during the three months ended September 30, 2014, as explained in the Corporate Costs section of this MD&A ($3.9 million decrease from a cash flow perspective).

SILVER WHEATON 2014 THIRD QUARTER REPORT [21]

Corporate Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
General and administrative	$ 8,383	$ 9,390	$ 28,868	$ 28,159
Impairment charges	68,151	-	68,151	-
Foreign exchange (gain) loss	(282)	71	(416)	(115)
Interest expense	583	1,653	2,283	4,858
Other (income) expense	(319)	858	1,524	10,629
Income tax expense (recovery)	597	1,613	(239)	7,556
Total corporate costs	$ 77,113	$ 13,585	$ 100,171	$ 51,087

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 3,220	$ 2,700	$ 9,973	$ 8,596
PSUs	48	1,330	2,536	1,449
Total salaries and benefits	$ 3,268	$ 4,030	$ 12,509	$ 10,045
Depreciation	96	64	229	168
Charitable donations	717	1,068	2,013	2,629
Professional fees	443	267	1,570	3,288
Other	1,871	1,693	6,343	5,916
Cash settled general and administrative	$ 6,395	$ 7,122	$ 22,664	$ 22,046
Equity settled stock based compensation (a non-cash expense)	1,988	2,268	6,204	6,113
Total general and administrative	$ 8,383	$ 9,390	$ 28,868	$ 28,159

For the three months ended September 30, 2014, general and administrative expense decreased by $1.0 million relative to the comparable period in the previous year, due primarily to a decrease related to performance share units (“PSUs”).

For the nine months ended September 30, 2014, general and administrative expense increased by $0.7 million relative to the comparable period in the previous year, with salaries and benefits increasing by $2.5 million, partially offset by lower professional fees.  The increase in salaries and benefits is primarily attributable to the increase in the number of employees from an average of 28 during the nine months ended September 30, 2013 as compared to an average of 32 during the nine months ended September 30, 2014, in addition to a higher estimated cost associated with PSUs.

Impairment Charges

As further disclosed in the Silver and Gold Interests section of this MD&A, during the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.

SILVER WHEATON 2014 THIRD QUARTER REPORT [22]

Other Expense (Income)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Dividend income	$ (57)	$ (57)	$ (171)	$ (170)
Interest income	(31)	(7)	(76)	(188)
Stand-by fees	731	661	2,169	2,037
Loss on fair value adjustment of share purchase warrants held	-	-	-	2,694
Amortization of credit facility origination fees - undrawn facilities	256	229	764	1,657
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	-	-	-	4,490
Other	(1,218)	32	(1,162)	109
Total other (income) expense	$ (319)	$ 858	$ 1,524	$ 10,629

For the three months ended September 30, 2014, other income was $0.3 million compared to an expense of $0.9 million during the comparable period of the previous year, with the change being primarily the result of the Company recognizing a $1.3 million gain related to its agreement to waive its right to silver contained in copper concentrate at the Aljustrel mine.

For the nine months ended September 30, 2014, other expense decreased by $9.1 million relative to the comparable period in the previous year, with the change being primarily the result of:

•	An unrealized loss related to the fair value adjustment in warrants held during the nine months ended September 30, 2013 of $2.7 million as compared to no loss during the current period;

•
As further explained in Note 14 to the financial statements, on February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded under Other assets and are being amortized over the life of the respective credit facilities.  On May 28, 2013, the Bridge Facility was terminated, with the remaining unamortized upfront costs of $4.5 million associated with this credit facility being fully expensed on that date; partially offset by

•	A $1.3 million gain during the nine months ended September 30, 2014 related to the Company’s agreement to waive its right to silver contained in copper concentrate at the Aljustrel mine.

Interest Costs

During the three months ended September 30, 2014, the Company incurred interest costs of $4.4 million at an effective interest rate of 1.71%, of which $3.8 million has been capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.  During the three months ended September 30, 2013, the Company incurred interest costs of $4.8 million at an effective interest rate of 1.72%, of which $3.2 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

During the nine months ended September 30, 2014, the Company incurred interest costs of $12.9 million at an effective interest rate of 1.70%, of which $10.6 million has been capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.  During the nine months ended September 30, 2013, the Company incurred interest costs of $13.6 million at an effective interest rate of 2.18%, of which $8.7 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

SILVER WHEATON 2014 THIRD QUARTER REPORT [23]

Income Tax (Recovery) Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Current income tax expense related to foreign jurisdictions	$ 49	$ 40	$ 160	$ 114
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ 548	$ 1,585	$ (399)	$ 5,336
Write down of previously recognized temporary differences	-	(12)	-	2,106
	$ 548	$ 1,573	$ (399)	$ 7,442
Total income tax (recovery) expense	$ 597	$ 1,613	$ (239)	$ 7,556

For the three and nine months ended September 30, 2014, income tax expense decreased by $1.0 million and $7.8 million, respectively, relative to the comparable periods in the previous year.  Income tax expense is, for the most part, comprised of the change in deferred income tax assets recognized, which is primarily affected by the change in unrealized gains in long-term investments in common shares held and deferred income tax expense (recovery) associated with income from Canadian operations.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash impairment charges.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

       The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2014	2013	2014	2013
Net earnings	$4,496	$77,057	$147,795	$281,595
Add back - impairment loss	68,151	-	68,151	-
Adjusted net earnings	$72,647	$77,057	$215,946	$281,595
Divided by:
Basic weighted average number of shares outstanding	358,366	355,707	357,763	354,981
Diluted weighted average number of shares outstanding	358,762	356,557	358,209	356,239
Equals:
Adjusted earnings per share - basic	$0.20	$0.22	$0.60	$0.79
Adjusted earnings per share - diluted	$0.20	$0.22	$0.60	$0.79

SILVER WHEATON 2014 THIRD QUARTER REPORT [24]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

       The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2014	2013	2014	2013
Cash generated by operating activities	$120,379	$118,672	$337,753	$409,542
Divided by:
Basic weighted average number of shares outstanding	358,366	355,707	357,763	354,981
Diluted weighted average number of shares outstanding	358,762	356,557	358,209	356,239
Equals:
Operating cash flow per share - basic	$0.34	$0.33	$0.94	$1.15
Operating cash flow per share - diluted	$0.34	$0.33	$0.94	$1.15

SILVER WHEATON 2014 THIRD QUARTER REPORT [25]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

      The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2014	2013	2014	2013
Cost of sales	$84,243	$75,763	$231,835	$206,374
Less: depletion	(44,134)	(38,756)	(119,270)	(104,460)
Cash cost of sales	$40,109	$37,007	$112,565	$101,914
Cash cost of sales is comprised of:
Total cash cost of silver sold	$26,212	$23,391	$73,521	$68,933
Total cash cost of gold sold	13,897	13,616	39,044	32,981
Total cash cost of sales	$40,109	$37,007	$112,565	$101,914
Divided by:
Total silver ounces sold	6,299	5,665	17,751	16,759
Total gold ounces sold	36,718	35,283	101,618	86,095
Total silver equivalent ounces sold 1	8,740	7,828	24,350	21,990
Equals:
Average cash cost of silver (per ounce)	$4.16	$4.13	$4.14	$4.11
Average cash cost of gold (per ounce)	$378	$386	$384	$383
Average cash cost (per silver equivalent ounce 1)	$4.59	$4.73	$4.62	$4.63

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2014 THIRD QUARTER REPORT [26]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

      The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per ounce amounts)	2014	2013	2014	2013
Average realized selling price of silver and gold
Sales	$165,852	$166,405	$479,801	$539,056
Divided by - total silver equivalent ounces sold 1	8,740	7,828	24,350	21,990
Equals - average realized price ($'s per silver equivalent ounce 1)	$18.98	$21.26	$19.70	$24.51
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.59)	(4.73)	(4.62)	(4.63)
Cash operating margin per silver equivalent ounce 1	$14.39	$16.53	$15.08	$19.88

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (iii) on page 26 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2014 THIRD QUARTER REPORT [27]

Liquidity and Capital Resources1

As at September 30, 2014, the Company had cash and cash equivalents of $233.0 million (December 31, 2013 - $95.8 million) and working capital of $220.9 million (December 31, 2013 – $80.2 million).

Three Months Ended September 30, 2014

During the three months ended September 30, 2014, the Company generated operating cash flows of $120.4 million compared with $118.7 million during the comparable period of 2013.

During the three months ended September 30, 2014, the Company had net cash outflows from financing activities of $17.2 million, which was primarily the result of dividend payments totaling $17.9 million, partially offset by proceeds in the amount of $0.7 million from share purchase options exercised during the period.  During the three months ended September 30, 2013, the Company had net cash outflows from financing activities of $89.5 million, which was primarily the result of repayments under the Revolving Facility of $103 million and dividend payments in the amount of $35.6 million, partially offset by proceeds from share purchase warrants exercised during the period in the amount of $48.8 million.

During the three months ended September 30, 2014, the Company had net cash outflows from investing activities of $9.3 million, which was primarily related to the acquisition of the Metates Royalty for $9.0 million in addition to interest payments on the Company’s NRT Loan in the amount of $3.5 million that have been capitalized to qualifying silver and gold interests, partially offset by cash proceeds in the amount of $3.4 million received in exchange for Silver Wheaton waiving its rights to receive silver contained in copper concentrate at the Aljustrel mine.  During the three months ended September 30, 2013, the Company had net cash outflows from investing activities of $3.5 million, primarily comprised of interest payments in the amount of $3.1 million which were capitalized to the Barrick and Constancia silver interests.

Nine Months Ended September 30, 2014

During the nine months ended September 30, 2014, the Company generated operating cash flows of $337.8 million compared with $409.5 million during the comparable period of 2013, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold, partially offset by an increase in the number of silver equivalent ounces sold.

During the nine months ended September 30, 2014, the Company had net cash outflows from financing activities of $58.9 million, which was primarily the result of dividend payments totaling $62.7 million, partially offset by proceeds in the amount of $4.4 million from share purchase options exercised during the period.  During the nine months ended September 30, 2013, the Company had net cash inflows from financing activities of $908.2 million, which was primarily the result of a net drawdown under the Company’s credit facilities of $991.9 million and $58.0 million in proceeds from share purchase options and share purchase warrants exercised during the period, partially offset by $14.0 million of upfront costs related to the new credit facilities and dividend payments totaling $127.8 million.

During the nine months ended September 30, 2014, the Company had net cash outflows from investing activities of $141.7 million, primarily related to a $125 million upfront cash payment to Hudbay for the third installment on the Constancia silver interest, which was due once capital expenditures of $1 billion had been incurred at Constancia in addition to a $9.0 million payment made in relation to the acquisition of the Metates Royalty.  During the nine months ended September 30, 2013, the Company had net cash outflows from investing activities of $2.0 billion, primarily related to the upfront cash payment to Vale totaling $1.9 billion related to the Company’s Salobo and Sudbury gold interests in addition to a $125 million upfront cash payment to Hudbay related to the second installment on the Constancia silver interest, which was due once capital expenditures of $500 million had been incurred at Constancia.

In the opinion of management, the $233.0 million of cash and cash equivalents as at September 30, 2014, combined with the liquidity provided by the credit available under the undrawn $1 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [28]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.20	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.16	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.05	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90 6	$400 6	Life of Mine	8-Aug-12
Salobo	0%	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Pierina	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	6 years 7	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.21	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.10	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.02	$309	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.20	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Mineral Park	100% 11	0%	$3.94	n/a	Life of Mine	17-Mar-08
Campo Morado	75%	0%	$4.02	n/a	Life of Mine	13-May-08
Keno Hill	25%	0%	$3.90 12	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 13
Constancia	100%	50% 14	$5.90 6	$400 6	Life of Mine	8-Aug-12
Early Deposit
Toroparu	100%	10% 15	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.
11)
On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States.  On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders under which a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and for the termination of any claim Silver Wheaton may have against the Mineral Park mine.

12)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, and Silver Wheaton buying $5 million of Alexco shares if Alexco completes an offering of $10 million or more to fund the payment to Silver Wheaton.

13)	Terms of the agreement not yet finalized.
14)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
15)
During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [29]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2014	2015 - 2017	2018 - 2019	After 2019	Sub-Total		Total
Bank debt 1	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest 2	3,619	41,490	-	-	45,109	-	45,109
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	117	3,342	2,065	5,409	10,933	-	10,933
Total contractual obligations	$3,736	$1,044,832	$2,065	$5,409	$1,056,042	$398,550	$1,454,592

1)	At September 30, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $135 million on an installment basis to partially fund construction of the mine.  During the 90 day period following the delivery of the Feasibility Documentation, or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of  the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON 2014 THIRD QUARTER REPORT [30]

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 11, 2014, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

On September 26, 2014 the Company paid $135 million to Hudbay Minerals Inc. ("Hudbay") in satisfaction of the upfront payment relative to the gold stream on the Constancia project through the issuance of 6,112,282 common shares, at an average issuance price of $22.09 per share.

During the three months ended September 30, 2014, the Company received cash proceeds of $0.7 million from the exercise of 50,000 share purchase options at a weighted average exercise price of Cdn$15.89 per option (nine months - $4.4 million from the exercise of 411,464 share purchase options at a weighted average exercise price of Cdn$11.70).  For the comparable period in 2013, the Company received cash proceeds of $0.4 million from the exercise of 29,333 share purchase options at a weighted average exercise price of Cdn$13.05 per option (nine months - $6.3 million from the exercise of 405,833 share purchase options at a weighted average exercise price of Cdn$15.84).

During the three and nine months ended September 30, 2014, there were no share purchase warrants exercised.  For the comparable period in 2013, the Company received cash proceeds of $48.8 million from the exercise of 2,437,693 share purchase warrants at a weighted average exercise price of $20.00 per warrant (nine months - $51.7 million from the exercise of 2,586,794 share purchase warrants at a weighted average exercise price of $20.00).

As of November 11, 2014, there were 364,355,334 outstanding common shares, 3,690,298 share purchase options, 164,604 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at September 30, 2014.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [31]

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May, 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”).  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

Subsequent Event

Declaration of Dividend

On November 10, 2014, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on November 26, 2014 and is expected to be distributed on or about December 9, 2014.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2014.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2014.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

SILVER WHEATON 2014 THIRD QUARTER REPORT [32]

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2014 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2014.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2014 THIRD QUARTER REPORT [33]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2013, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,18,21)
As of December 31, 2013 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	83.8	34.7	93.4	48.7	24.7	38.7	132.5	31.0	132.1	53-65%
Heap Leach	10.5	32.7	11.0	10.4	24.6	8.2	20.9	28.7	19.2	22-28%
San Dimas (10, 14)	0.9	345.2	10.3	4.0	307.3	39.2	4.9	314.5	49.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	9.8	3.8	1.2	52.1	3.8	6.4	61.9	3.8	7.6	19%
Veladero (11)	7.3	14.3	3.4	92.0	14.3	42.2	99.4	14.3	45.6	6%
Yauliyacu (11, 12)	1.1	106.0	3.6	3.3	110.0	11.7	4.4	109.0	15.3	85%
777 (13, 14)	4.9	24.7	3.9	5.7	24.7	4.5	10.6	24.7	8.4	64%
Neves-Corvo
Copper	5.8	41.0	7.7	21.2	36.0	24.5	27.0	37.1	32.2	35%
Zinc	10.7	74.0	25.5	12.6	67.0	27.1	23.3	70.2	52.6	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	8.5	86.0	23.5	3.3	51.0	5.4	11.8	76.2	28.9	87%
Copper	3.8	31.0	3.8	0.1	35.0	0.1	3.9	31.1	3.9	78%
Stratoni	0.8	172.0	4.2	0.4	176.0	2.1	1.1	173.3	6.3	84%
Minto	3.8	5.9	0.7	5.7	5.7	1.0	9.5	5.7	1.8	78%
Cozamin (11)
Copper	1.0	60.0	2.0	2.9	40.2	3.8	3.9	45.3	5.7	72%
Los Filos	67.2	5.6	12.2	243.2	5.4	42.3	310.4	5.5	54.5	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			313.8			467.5			781.3
Gold
Salobo (25%) (16)	160.4	0.41	2.12	123.7	0.32	1.27	284.1	0.37	3.39	66%
Sudbury (70%) (11)	33.9	0.38	0.41	31.7	0.38	0.39	65.5	0.38	0.80	81%
777 (13, 14)	3.5	1.81	0.21	4.1	1.81	0.24	7.7	1.81	0.45	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	3.8	0.80	0.10	5.7	0.60	0.11	9.5	0.68	0.21	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			3.45			2.64			6.09

SILVER WHEATON 2014 THIRD QUARTER REPORT [34]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,18,21)
As of December 31, 2013 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	30.8	25.1	24.9	109.2	21.1	74.0	140.0	22.0	98.9
Heap Leach	3.8	18.2	2.21	21.8	17.5	12.2	25.6	17.6	14.5
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu (11, 12)	0.7	120.4	2.6	5.4	228.5	39.6	6.1	216.5	42.2
Neves-Corvo
Copper	4.8	49.4	7.7	24.6	52.8	41.7	29.4	52.2	49.4
Zinc	13.3	60.5	25.9	55.3	55.3	98.3	68.6	56.3	124.2
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	0.7	146.4	3.5	3.4	123.5	13.5	4.1	127.6	17.0
Copper	1.4	23.3	1.0	0.6	37.0	0.7	1.9	27.2	1.7
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Campo Morado (75%)	7.7	114.0	28.2	5.0	110.0	17.8	12.7	112.4	46.0
Stratoni	0.2	213.9	1.1	0.2	224.3	1.3	0.3	219.4	2.3
Minto	7.5	3.6	0.9	32.3	3.4	3.5	39.8	3.4	4.3
Keno Hill (25%)
Underground	-	-	-	0.7	479.0	10.0	0.7	479.0	10.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.9	11.5	3.6	71.4	7.1	16.2	81.3	7.6	19.8
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Total Silver			116.7			452.6			569.4
Gold
Salobo (25%) (16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%) (11)	-	-	-	23.1	0.34	0.25	23.1	0.34	0.25
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	7.5	0.42	0.10	32.3	0.32	0.33	39.8	0.34	0.43
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.37			1.55			1.92

SILVER WHEATON 2014 THIRD QUARTER REPORT [35]

Attributable Inferred Resources (1,2,3,4,5,9,18,21)
As of December 31, 2013 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	25.1	16.3	13.1
Heap Leach	5.7	10.4	1.9
San Dimas (10, 14)	7.3	309.5	73.0
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Yauliyacu (11, 12)	5.8	180.8	33.5
777 (13, 14)	0.8	30.6	0.8
Neves-Corvo
Copper	24.7	44.7	35.5
Zinc	22.5	51.0	36.9
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	5.0	83.0	13.3
Copper	0.6	34.0	0.7
Aljustrel (19)
Zinc	8.7	50.4	14.0
Campo Morado (75%)	1.6	105.0	5.4
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.7
Keno Hill (25%)
Underground	0.2	368.9	2.5
Los Filos	191.7	6.0	36.8
Loma de La Plata (12.5%)	0.2	76.0	0.4
Metates Royalty (20)	1.0	9.7	0.3
Total Silver			298.7
Gold
Salobo (25%) (16)	37.0	0.31	0.37
Sudbury (70%) (11)	7.2	0.27	0.06
777 (13, 14)	0.4	1.77	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
Total Gold			1.03

SILVER WHEATON 2014 THIRD QUARTER REPORT [36]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P.Eng., M.Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto mine, Campo Morado mine, Neves-Corvo mine and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2013 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for Toroparu project are reported as of March 31, 2013.

b.	Mineral Resources and Mineral Reserves for Neves-Corvo mine and Zinkgruvan mine are reported as of June 30, 2013.

c.	Mineral Resources and Mineral Reserves for Rosemont project are reported as of August 28, 2012.

d.	Mineral Resources for the Constancia project (including Pampacancha Deposit) are reported as of September 30, 2013.

e.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

f.	Mineral Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma projects are reported as of October 13, 2005.

g.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen and Onek projects as of July 27, 2011, Bermingham project as of June 27, 2012, Flame and Moth project as of January 30, 2013, Bellekeno mine Inferred Mineral Resources as of May 31, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

h.	Mineral Resources for Loma de La Plata project are reported as of May 20, 2009.

i.	Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $3.00 per pound copper, $0.90 per pound lead and $0.90 per pound zinc.

b.	San Dimas mine – 2.7 grams per tonne gold equivalent cut-off assuming $1,250 per ounce gold and $20.00 per ounce silver.

c.	Pascua-Lama project, Lagunas Norte and Veladero mines - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

d.	Yauliyacu mine - $22.00 per ounce silver, $3.27 per pound copper, $0.98 per pound lead and $0.91 per pound zinc.

e.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

f.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc cut-off for all the zinc Reserves.

g.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project - $1,250 per gold ounce, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

i.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Reserve assuming $2.50 per pound copper and $1.00 per pound lead and zinc and 1.5% copper cut-off for the copper Reserve.

j.	Campo Morado mine - $1,350 per ounce gold, $23.00 per ounce silver, $3.27 per pound copper, $1.04 per pound lead and $1.14 per pound zinc.

k.	Stratoni mine – 16.85% zinc equivalent assuming $1,250 per ounce gold, $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and $0.86 per pound zinc.

l.	Minto mine – 0.5% copper cut-off for Open Pit and $64.4 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

m.	Cozamin mine - $40.00 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

n.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

o.	Salobo mine – 0.249% copper equivalent cut-off assuming $1,200 per ounce gold and $3.45 per pound copper.

p.	Sudbury mines - $1,543 per ounce gold, $8.34 per pound nickel, $3.64 per pound copper, $1,59 per ounce platinum, $718 per ounce palladium and $13.75 per pound cobalt.

q.	Toroparu project - $1,070 per ounce gold for fresh rock and $970 per ounce gold for saprolite.

r.	Metates Royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24 per ounce silver.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $3.50 per pound copper, $1.00 per pound lead and $1.00 per pound zinc.

b.	San Dimas mine – 0.2 grams per tonne gold equivalent assuming $1,300 per ounce gold and $20.00 per ounce silver.

c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

d.	Yauliyacu mine – $30.00 per ounce silver.

e.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

f.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource.

g.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

i.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource assuming $2.50 per pound copper and $1.00 per pound lead and zinc and 1.0% copper cut-off for the copper Resource.

SILVER WHEATON 2014 THIRD QUARTER REPORT [37]

j.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% for Estação zinc Resources.

k.	Campo Morado mine - $1,350 per ounce gold, $23 per ounce silver, $3.27 per pound copper, $1.04 per pound lead and $1.14 per pound zinc.

l.	Stratoni mine - $1,250 per ounce gold, $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and $0.86 per pound zinc.

m.	Minto mine – 0.5% copper cut-off.

n.	Cozamin mine – $35.00 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

o.	Keno Hill mines:

i.	Bellekeno mine and Flame and Moth projects - $185 per tonne NSR cut-off assuming $1,400 per ounce gold, $22.50 per ounce silver, $0.95 per ounce lead and $0.85 per ounce zinc.

ii.	Bermingham project - $185 per tonne NSR cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $0.95 per pound lead and $0.85 per pound zinc.

iii.	Lucky Queen and Onek projects - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.95 per pound lead and $0.90 per pound zinc.

iv.	Elsa Tailings project – 50 grams per tonne silver cut-off.

p.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

q.	Loma de La Plata project – $12.50 per ounce silver and $0.50 per pound lead.

r.	Salobo mine – 0.296% copper equivalent assuming $1,500 per ounce gold $3.67 per pound copper.

s.	Sudbury mines - $1,590 per ounce gold, $8.34 per pound nickel, $3.64 per pound copper, $1,59 per ounce platinum, $718 per ounce palladium and $13.75 per pound cobalt.

t.	Toroparu project - $1,350 per ounce gold.

u.	Metates Royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

10.	Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas mine and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for Lagunas Norte mine, Veladero mine, Cozamin mine and Yauliyacu mine, in addition to the Sudbury mines and 777 mine gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels, it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

14.
The scientific and technical information in this document regarding Peñasquito mine, San Dimas mine and Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information form filed on March 31,2014;

b.	San Dimas - Primero annual information form filed on March 31, 2014; and

c.	Pascua-Lama - Barrick Gold Corp. annual information form filed on March 31, 2014.

The Company QP’s have approved the disclosure of scientific and technical information in respect of Peñasquito mine, San Dimas mine and Pascua-Lama project in this document.

15.	The Rosemont Resources and Reserves does not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

17.
The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option to secure a 10% gold stream on the Toroparu project following the delivery of a feasibility study.

18.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

19.	Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.

20.
Effective August 7, 2014 the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

21.
On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention ("NOI") under the Canadian Bankruptcy and Insolvency Act ("BIA"), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator's subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States.  On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders under which a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and for the termination of any claim Silver Wheaton may have against the Mineral Park mine.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [38]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that the Company will be successful in challenging any reassessment by the CRA and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2013 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2014, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2014 THIRD QUARTER REPORT [39]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2014	2013	2014	2013
Sales	5	$165,852	$166,405	$479,801	$539,056
Cost of sales
Cost of sales, excluding depletion		$40,109	$37,007	$112,565	$101,914
Depletion		44,134	38,756	119,270	104,460
Total cost of sales		$84,243	$75,763	$231,835	$206,374
Earnings from operations		$81,609	$90,642	$247,966	$332,682
Expenses and other income
General and administrative 1	6	$8,383	$9,390	$28,868	$28,159
Impairment charges	11	68,151	-	68,151	-
Foreign exchange (gain) loss		(282)	71	(416)	(115)
Interest expense	14	583	1,653	2,283	4,858
Other (income) expense	7	(319)	858	1,524	10,629
		$76,516	$11,972	$100,410	$43,531
Earnings before income taxes		$5,093	$78,670	$147,556	$289,151
Income tax (expense) recovery	20	(597)	(1,613)	239	(7,556)
Net earnings		$4,496	$77,057	$147,795	$281,595

Basic earnings per share		$0.01	$0.22	$0.41	$0.79
Diluted earnings per share		$0.01	$0.22	$0.41	$0.79
Weighted average number of shares outstanding
Basic	18	358,366	355,707	357,763	354,981
Diluted	18	358,762	356,557	358,209	356,239
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,988	$2,268	$6,204	$6,113

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [40]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2014	2013	2014	2013
Net earnings		$4,496	$77,057	$147,795	$281,595
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
(Loss) gain on long-term investments - common shares held	9	$(24,017)	$10,334	$3,220	$(60,040)
Deferred income tax recovery	20	-	-	-	1,784
Total other comprehensive (loss) income		$(24,017)	$10,334	$3,220	$(58,256)
Total comprehensive (loss) income		$(19,521)	$87,391	$151,015	$223,339

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [41]

Condensed Interim Consolidated Balance Sheets

	Note	September 30	December 31
(US dollars in thousands - unaudited)		2014	2013
Assets
Current assets
Cash and cash equivalents	19	$233,003	$95,823
Accounts receivable	8	1,802	4,619
Other		1,517	845
Total current assets		$236,322	$101,287
Non-current assets
Silver and gold interests	10	$4,309,739	$4,228,484
Early deposit - gold interest	12	13,599	13,602
Royalty interest	13	9,074	-
Long-term investments	9	44,021	40,801
Other		5,376	5,670
Total non-current assets		$4,381,809	$4,288,557
Total assets		$4,618,131	$4,389,844
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$13,853	$20,416
Current portion of performance share units	17.1	1,594	718
Total current liabilities		$15,447	$21,134
Non-current liabilities
Long-term portion of bank debt	14	$998,252	$998,136
Deferred income taxes	20	1,792	2,191
Performance share units	17.1	2,324	1,837
Total non-current liabilities		$1,002,368	$1,002,164
Total liabilities		$1,017,815	$1,023,298
Shareholders' equity
Issued capital	15	$2,029,503	$1,879,475
Reserves	16	(18,673)	(25,618)
Retained earnings		1,589,486	1,512,689
Total shareholders' equity		$3,600,316	$3,366,546
Total liabilities and shareholders' equity		$4,618,131	$4,389,844
Commitments and contingencies	14, 21

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [42]

Condensed Interim Consolidated Statements of Cash Flows
		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2014	2013	2014	2013
Operating activities
Net earnings		$4,496	$77,057	$147,795	$281,595
Adjustments for
Depreciation and depletion		44,231	38,820	119,499	104,628
Amortization of credit facility origination fees:
Interest expense		35	79	125	503
Amortization of credit facility origination fees - undrawn facilities	7	256	229	764	1,657
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	7	-	-	-	4,490
Gain on disposal of silver interest	10	(1,260)	-	(1,260)	-
Impairment charges	11	68,151	-	68,151	-
Interest expense		548	1,574	2,157	4,355
Equity settled stock based compensation		1,988	2,268	6,204	6,113
Performance share units	17.1	48	1,330	1,544	1,449
Deferred income tax expense (recovery)	20	548	1,573	(399)	7,442
Loss on fair value adjustment of share purchase warrants held	9	-	-	-	2,694
Investment income recognized in net earnings		(88)	(64)	(247)	(358)
Other		(88)	(50)	(133)	15
Change in non-cash working capital	19	2,025	(2,522)	(4,360)	(904)
Cash generated from operations		$120,890	$120,294	$339,840	$413,679
Interest paid - expensed		(542)	(1,628)	(2,163)	(4,355)
Interest received		31	6	76	218
Cash generated from operating activities		$120,379	$118,672	$337,753	$409,542
Financing activities
Bank debt repaid	14	$-	$(103,000)	$-	$(1,683,060)
Bank debt drawn	14	-	-	-	2,675,000
Credit facility origination fees		(2)	(44)	(621)	(13,995)
Share purchase warrants exercised		-	48,754	-	51,736
Share purchase options exercised		722	371	4,418	6,322
Dividends paid	15.2	(17,924)	(35,629)	(62,716)	(127,848)
Cash generated from (applied to) financing activities		$(17,204)	$(89,548)	$(58,919)	$908,155
Investing activities
Silver and gold interests	10	$(121)	$(388)	$(125,255)	$(2,025,863)
Interest paid - capitalized to silver interests		(3,512)	(3,114)	(10,010)	(7,959)
Silver and gold interests - early deposit	12	(1)	-	(150)	-
Royalty interest	13	(9,074)	-	(9,074)	-
Proceeds on disposal of silver interest	10	3,408	-	3,408	-
Dividend income received		57	57	171	170
Other		(94)	(43)	(761)	(218)
Cash applied to investing activities		$(9,337)	$(3,488)	$(141,671)	$(2,033,870)
Effect of exchange rate changes on cash and cash equivalents		$(34)	$63	$17	$(87)
Increase (decrease) in cash and cash equivalents		$93,804	$25,699	$137,180	$(716,260)
Cash and cash equivalents, beginning of period		139,199	36,257	95,823	778,216
Cash and cash equivalents, end of period	19	$233,003	$61,956	$233,003	$61,956

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [43]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2013	354,376	$1,811,577	$7,201	$14,050	$2,553	$(25,514)	$(1,710)	$1,297,207	$3,107,074
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$204,538	$204,538
OCI 1		-	-	-	-	(68,590)	(68,590)	-	(68,590)
Total comprehensive income (loss)		$-	$-	$-	$-	$(68,590)	$(68,590)	$204,538	$135,948
Fair value of SBC 1		$-	$-	$3,408	$437	$-	$3,845	$-	$3,845
Options 1 exercised	376	7,863	-	(1,912)	-	-	(1,912)	-	5,951
RSUs 1 released	19	655	-	-	(655)	-	(655)	-	-
Warrants 1 exercised	149	3,389	(407)	-	-	-	(407)	-	2,982
Warrants 1 issued		-	53,572	-	-	-	53,572	-	53,572
Dividends (Note 15.2)		-	-	-	-	-	-	(92,219)	(92,219)
At June 30, 2013	354,920	$1,823,484	$60,366	$15,546	$2,335	$(94,104)	$(15,857)	$1,409,526	$3,217,153
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$77,057	$77,057
OCI 1		-	-	-	-	10,334	10,334	-	10,334
Total comprehensive income (loss)		$-	$-	$-	$-	$10,334	$10,334	$77,057	$87,391
Fair value of SBC 1		$-	$-	$2,023	$245	$-	$2,268	$-	$2,268
Options 1 exercised	29	499	-	(128)	-	-	(128)	-	371
Warrants 1 exercised	2,438	55,403	(6,649)	-	-	-	(6,649)	-	48,754
Dividends (Note 15.2)		-	-	-	-	-	-	(35,629)	(35,629)
At September 30, 2013	357,387	$1,879,386	$53,717	$17,441	$2,580	$(83,770)	$(10,032)	$1,450,954	$3,320,308
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$93,900	$93,900
OCI 1		-	-	-	-	(17,841)	(17,841)	-	(17,841)
Total comprehensive income (loss)		$-	$-	$-	$-	$(17,841)	$(17,841)	$93,900	$76,059
Fair value of SBC 1		$-	$-	$2,024	$253	$-	$2,277	$-	$2,277
Options 1 exercised	10	89	-	(22)	-	-	(22)	-	67
Dividends		-	-	-	-	-	-	(32,165)	(32,165)
At December 31, 2013	357,397	$1,879,475	$53,717	$19,443	$2,833	$(101,611)	$(25,618)	$1,512,689	$3,366,546
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$143,299	$143,299
OCI 1		-	-	-	-	27,236	27,236	-	27,236
Total comprehensive income		$-	$-	$-	$-	$27,236	$27,236	$143,299	$170,535
Fair value of SBC 1		$-	$-	$3,712	$504	$-	$4,216	$-	$4,216
Options 1 exercised	362	4,843	-	(1,147)	-	-	(1,147)	-	3,696
RSUs 1 released	22	521	-	-	(521)	-	(521)	-	-
DRIP 1	262	5,263	-	-	-	-	-	-	5,263
Dividends (Note 15.2)		-	-	-	-	-	-	(50,054)	(50,054)
Reallocation		-	-	-	-	(540)	(540)	540	-
At June 30, 2014	358,043	$1,890,102	$53,717	$22,008	$2,816	$(74,915)	$3,626	$1,606,474	$3,500,202
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$4,496	$4,496
OCI 1		-	-	-	-	(24,016)	(24,016)	-	(24,016)
Total comprehensive income		$-	$-	$-	$-	$(24,016)	$(24,016)	$4,496	$(19,520)
Fair value of SBC 1		$-	$-	$1,739	$249	$-	$1,988	$-	$1,988
Options 1 exercised	50	993	-	(271)	-	-	(271)	-	722
Shares issued	6,112	135,000	-	-	-	-	-	-	135,000
Share issue costs		(152)	-	-	-	-	-	-	(152)
DRIP 1	150	3,560	-	-	-	-	-	-	3,560
Dividends (Note 15.2)		-	-	-	-	-	-	(21,484)	(21,484)
At September 30, 2014	364,355	$2,029,503	$53,717	$23,476	$3,065	$(98,931)	$(18,673)	$1,589,486	$3,600,316

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “DRIP” = Dividend Reinvestment Plan.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

The Company has entered into 19 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets (16 of which are currently operating and 7 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the three months ended September 30, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.16 and $378, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2014 were authorized for issue as of November 11, 2014 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2013 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2014 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

SILVER WHEATON 2014 THIRD QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

2.2.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May, 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”).  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty1

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.3 billion at September 30, 2014.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements.  Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties at which the Company has precious metal purchase agreements.  The Company adjusts its estimates of reserves and resources, where applicable, to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

3.2.	Depletion

The Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists.  If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 16.2, 16.3, and 17.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments1

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

•	The Company’s cash cost of sales is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation and application of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Such estimates are based on forecasted cash flows.

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1	- Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2
- Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$1,183	$-	$1,183	$-
Long-term investments - common shares held	44,021	44,021	-	-
Long-term investments - warrants held	-	-	-	-
	$45,204	$44,021	$1,183	$-

SILVER WHEATON 2014 THIRD QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

	December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,457	$-	$2,457	$-
Long-term investments - common shares held	40,801	40,801	-	-
Long-term investments - warrants held	-	-	-	-
	$43,258	$40,801	$2,457	$-

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement (Note 5).  As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that do not have a quoted market price is determined by using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 14) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

SILVER WHEATON 2014 THIRD QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

5.	Revenue1

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands)	2014		2013		2014		2013
Sales
Silver
Silver credit sales	$97,445	59%	$85,428	51%	$278,447	58%	$322,435	60%
Concentrate sales	22,090	13%	34,827	21%	71,372	15%	94,603	18%
	$119,535	72%	$120,255	72%	$349,819	73%	$417,038	78%
Gold
Gold credit sales	$35,321	21%	$39,206	24%	$107,343	22%	$99,450	18%
Concentrate sales	10,996	7%	6,944	4%	22,639	5%	22,568	4%
	$46,317	28%	$46,150	28%	$129,982	27%	$122,018	22%
Total sales revenue	$165,852	100%	$166,405	100%	$479,801	100%	$539,056	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at September 30, 2014 or September 30, 2013.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At September 30, 2014, the Company had outstanding provisionally priced sales of $7.5 million (December 31, 2013 - $6.6 million) where the quotational period pricing was estimated based on the forward price for silver.  These sales consisted of 0.4 million ounces of silver (December 31, 2013 - 0.3 million ounces of silver) which had a fair value loss adjustment of approximately $0.9 million (December 31, 2013 - fair value gain adjustment of approximately $0.2 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $3,900 (December 31, 2013 - $3,400).

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

6.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2014	2013	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs		$3,220	$2,700	$9,973	$8,596
PSUs	17.1	48	1,330	2,536	1,449
Total salaries and benefits		$3,268	$4,030	$12,509	$10,045
Depreciation		96	64	229	168
Charitable donations		717	1,068	2,013	2,629
Professional fees		443	267	1,570	3,288
Other		1,871	1,693	6,343	5,916
Cash settled general and administrative		$6,395	$7,122	$22,664	$22,046
Equity settled stock based compensation (a non-cash expense)		1,988	2,268	6,204	6,113
Total general and administrative		$8,383	$9,390	$28,868	$28,159

7.	Other Expense (Income)

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2014	2013	2014	2013
Dividend income		$(57)	$(57)	$(171)	$(170)
Interest income		(31)	(7)	(76)	(188)
Stand-by fees	14	731	661	2,169	2,037
Loss on fair value adjustment of share purchase warrants held	9	-	-	-	2,694
Amortization of credit facility origination fees - undrawn facilities	14	256	229	764	1,657
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	14	-	-	-	4,490
Other 1		(1,218)	32	(1,162)	109
Total other expense (income)		$(319)	$858	$1,524	$10,629

1)	Includes a $1.3 million gain associated with the Company’s agreement to waive its rights to silver contained in copper concentrate at the Aljustrel mine (see Note 10).

SILVER WHEATON 2014 THIRD QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

8.	Accounts Receivable

		September 30	December 31
(in thousands)	Note	2014	2013
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$1,183	$2,457
Other receivables		619	2,162
Total accounts receivable		$1,802	$4,619

9.	Long-Term Investments

	September 30	December 31
(in thousands)	2014	2013
Common shares held	$44,021	$40,801
Warrants held	-	-
	$44,021	$40,801

Common Shares Held

	Sep 30, 2014	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Fair Value
Bear Creek	$ 21,894	$ (15,379)	$ 3,686	$ 18,208
Revett	5,895	449	2,069	3,827
Sabina	5,741	(3,793)	(2,289)	8,030
Other	10,491	(5,294)	(246)	10,736
	$ 44,021	$ (24,017)	$ 3,220	$ 40,801

SILVER WHEATON 2014 THIRD QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 29,921	$ 8,470	$ (14,209)
Revett	6,013	2,493	(8,811)
Sabina	10,011	(897)	(21,153)
Other	12,698	268	(15,867)
	$ 58,643	$ 10,334	$ (60,040)

Warrants Held

	Sep 30, 2014	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings		Fair Value
Warrants held	$ -	$ -	$ -	$ -

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Warrants held	$ -	$ -	$ (2,694)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2014 THIRD QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

10.	Silver and Gold Interests

September 30, 2014
Cost					Accumulated Depletion & Impairment					Carrying Amount Sep 30, 2014
(in thousands)	Balance Jan 1, 2014	Additions	Disposals	Balance Sep 30, 2014	Balance Jan 1, 2014	Depletion	Disposal	Impairment	Balance Sep 30, 2014
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(32,839)	$(3,274)	$-	$-	$(36,113)	$154,218
Yauliyacu	285,292	-	-	285,292	(78,015)	(15,292)	-	-	(93,307)	191,985
Peñasquito	524,626	-	-	524,626	(52,337)	(16,259)	-	-	(68,596)	456,030
Barrick 1	641,155	7,295	-	648,450	(40,048)	(3,358)	-	-	(43,406)	605,044
Other 2, 3	690,182	128,333	(2,451)	816,064	(140,255)	(20,142)	303	(68,151)	(228,245)	587,819
	$2,331,586	$135,628	$(2,451)	$2,464,763	$(343,494)	$(58,325)	$303	$(68,151)	$(469,667)	$1,995,096
Gold interests
777	$354,459	$-	$-	$354,459	$(74,433)	$(28,940)	-	-	(103,373)	$251,086
Sudbury	623,864	-	-	623,864	(14,410)	(16,125)	-	-	(30,535)	593,329
Salobo	1,330,311	-	-	1,330,311	(7,828)	(13,691)	-	-	(21,519)	1,308,792
Other 4	47,976	135,196	-	183,172	(19,547)	(2,189)	-	-	(21,736)	161,436
	$2,356,610	$135,196	$-	$2,491,806	$(116,218)	$(60,945)	$-	$-	$(177,163)	$2,314,643
	$4,688,196	$270,824	$(2,451)	$4,956,569	$(459,712)	$(119,270)	$303	$(68,151)	$(646,830)	$4,309,739

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
3)
As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.  The Company has reported this agreement as a disposal of the portion of the silver interest related to silver contained in copper concentrate, resulting in a gain of $1.3 million.  The Aljustrel mine has been reflected as a component of Other silver interests in these financial statements.  The Company has not waived its rights to the silver contained in zinc concentrate at the Aljustrel mine.

4)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2014 THIRD QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

December 31, 2013
Cost				Accumulated Depletion			Carrying Amount Dec 31, 2013
(in thousands)	Balance Jan 1, 2013	Additions	Balance Dec 31, 2013	Balance Jan 1, 2013	Depletion	Balance Dec 31, 2013
Silver interests
San Dimas	$190,331	$-	$190,331	$(27,395)	$(5,444)	$(32,839)	$157,492
Yauliyacu	285,292	-	285,292	(69,997)	(8,018)	(78,015)	207,277
Peñasquito	524,626	-	524,626	(37,354)	(14,983)	(52,337)	472,289
Barrick 1	631,223	9,932	641,155	(33,487)	(6,561)	(40,048)	601,107
Other 2	563,114	127,068	690,182	(108,437)	(31,818)	(140,255)	549,927
	$2,194,586	$137,000	$2,331,586	$(276,670)	$(66,824)	$(343,494)	$1,988,092
Gold interests
777	$354,454	$5	$354,459	$(21,722)	$(52,711)	$(74,433)	$280,026
Sudbury	-	623,864	623,864	-	(14,410)	(14,410)	609,454
Salobo	-	1,330,311	1,330,311	-	(7,828)	(7,828)	1,322,483
Other 3	47,774	202	47,976	(17,188)	(2,359)	(19,547)	28,429
	$402,228	$1,954,382	$2,356,610	$(38,910)	$(77,308)	$(116,218)	$2,240,392
	$2,596,814	$2,091,382	$4,688,196	$(315,580)	$(144,132)	$(459,712)	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Constancia, Loma de La Plata and Rosemont silver interests.
3)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2014 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2014			December 31, 2013
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$36,367	$117,851	$154,218	$26,842	$130,650	$157,492
Yauliyacu	55,560	136,425	191,985	45,229	162,048	207,277
Peñasquito	264,967	191,063	456,030	408,420	63,869	472,289
Barrick 1, 2	13,870	591,174	605,044	10,356	590,751	601,107
Other 3	155,785	432,034	587,819	209,395	340,532	549,927
	$526,549	$1,468,547	$1,995,096	$700,242	$1,287,850	$1,988,092
Gold interests
777	$208,107	$42,979	$251,086	$231,925	$48,101	$280,026
Sudbury	483,797	109,532	593,329	421,512	187,942	609,454
Salobo	968,443	340,349	1,308,792	971,504	350,979	1,322,483
Other 4	18,586	142,850	161,436	20,570	7,859	28,429
	$1,678,933	$635,710	$2,314,643	$1,645,511	$594,881	$2,240,392
	$2,205,482	$2,104,257	$4,309,739	$2,345,753	$1,882,731	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Minto, Constancia and Rosemont gold interests.

11.	Impairment of Silver Interests

Management considers each precious metal purchase agreement to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets.  At the end of each reporting period, the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each precious metal purchase agreement is the higher of fair value less costs to sell (“Fair Value Approach”) and value in use (“Value-In-Use Approach”).

Under the Fair Value Approach, the net asset value (“NAV”) methodology is used to determine the fair value that could be received from each precious metal purchase agreement in an arm’s length transaction at the measurement date.

Under the Value-In-Use Approach, the net present value (“NPV”) methodology is used.  NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs.  Under each method, expected future revenues reflect an estimate of future production for each mine at which the Company has a precious metal purchase agreement based on detailed life of mine plans received from each of the partners.  Expected future revenues also reflect management’s estimated long-term metal prices.

SILVER WHEATON 2014 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings.

Mineral Park

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States.  Silver Wheaton made an upfront cash payment of $42.0 million and, in addition, is to make ongoing payments of $3.90 per ounce of silver delivered, subject to an annual inflationary adjustment.   As at September 30, 2014, the Company has received approximately 2.1 million ounces of silver related to the Mineral Park mine under the agreement, generating cumulative operating cash flows of approximately $51.1 million. The Mineral Park silver interest is reflected as a component of Other silver interests in these financial statements.

On September 30, 2013 Mercator announced that, in light of the commodity price environment, capital market conditions and the challenges these pose for Mercator, Mercator’s board of directors had advanced and accelerated its ongoing process to review strategic alternatives.  On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. (“Intergeo”) to combine and create a new copper-focused metals company, however this plan of arrangement was subsequently cancelled.  On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States. The bankruptcy of Mercator and its subsidiaries is an indicator of impairment related to the Mineral Park silver interest.

Given the failed merger with Intergeo, coupled with the continuing low commodity price environment, high operating costs at the Mineral Park mine and bankruptcy filings, management is of the opinion that it may prove difficult for the Mineral Park operations to achieve profitability, thus limiting the number of prospective buyers and future silver production.  As a result, management has estimated that the value of the Mineral Park silver interest under both the Fair Value Approach  and the Value-In-Use Approach is nominal.  Based on this conclusion, the Company has reported an impairment charge of $37.1 million during the current period, representing the carrying value of the Mineral Park silver interest at September 30, 2014.

On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and Silver Wheaton retains the right to proceed against Mercator, the Canadian parent company, as guarantor under the stream. In return for these agreements, the settlement provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine. If Silver Wheaton recovers proceeds under the settlement agreement, Silver Wheaton will recognize such proceeds in the period in which they are received. The amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the Canadian bankruptcy proceedings are uncertain.

SILVER WHEATON 2014 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Campo Morado

On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico.  Silver Wheaton made an upfront cash payment of $79.3 million and, in addition, is to make ongoing payments of $3.90 per ounce of silver delivered, subject to an annual inflationary adjustment.   As at September 30, 2014, the Company has received approximately 4.4 million ounces of silver related to the Campo Morado mine under the agreement, generating cumulative operating cash flows of approximately $94.1 million. The Campo Morado silver interest is reflected as a component of Other silver interests in these financial statements.

As the G9 orebody at the Campo Morado mine nears completion, there has been a continuing deterioration of ore grades at the mine.  As per Nyrstar’s third quarter 2014 MD&A, Nyrstar is undertaking major metallurgical test programs to determine if the complex mineralogy of the additional satellite deposits at the mine site can be processed economically (albeit with some modifications of the flow sheet).  As a result, the estimate of future production from Campo Morado has been reduced during the quarter.  The reduction in estimate of future production is an indicator of impairment related to the Campo Morado silver interest.

Management estimates that the recoverable amount under the Campo Morado silver interest is $25 million, resulting in an impairment charge of $31.1 million during the current period.

12.	Early Deposit – Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. (“Sandspring”) an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.  Under the Early Deposit Agreement, there will be a 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

13.	Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (2/3) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

SILVER WHEATON 2014 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

14.	Bank Debt

	September 30, 2014
(in thousands)	NRT Loan	Revolving Facility ¹	Total

Current portion	$-	$-	$-
Long-term portion	1,000,000	-	1,000,000
Gross bank debt outstanding	$1,000,000	$-	$1,000,000
Less: unamortized debt issue costs²	(1,748)	-	(1,748)
Net bank debt outstanding	$998,252	$-	$998,252
Three months ended September 30, 2014:
Interest capitalized during the period	$3,780	$-	$3,780
Interest expensed during the period	583	-	583
Total interest incurred during the period	$4,363³	$-	$4,363
Effective interest rate	1.71%	n/a	1.71%
Nine months ended September 30, 2014:
Interest capitalized during the period	$10,628	$-	$10,628
Interest expensed during the period	2,283	-	2,283
Total interest incurred during the period	$12,911³	$-	$12,911
Effective interest rate	1.70%	n/a	1.70%

1)	The Company incurred stand-by fees of $0.7 million and $2.2 million related to the undrawn portion of the Revolving Facility during the three and nine months ended September 30, 2014, respectively.
2)
In addition to the $1.7 million unamortized debt issue costs associated with the NRT Loan, there is $3.5 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.

3)	Interest costs incurred under the NRT Loan during the three and nine months ended September 30, 2014 includes the amortization of debt issue costs in the amount of $265,000 and $738,000, respectively.

SILVER WHEATON 2014 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

	December 31, 2013
(in thousands)	Term Loan	NRT Loan	Revolving Facility	Bridge Facility	Total

Current portion	$-	$-	$-	$-	$-
Long-term portion	-	1,000,000	-	-	1,000,000
Gross bank debt outstanding	$-	$1,000,000	$-	$-	$1,000,000
Less: unamortized debt issue costs 1	-	(1,864)	-	-	(1,864)
Net bank debt outstanding	$-	$998,136	$-	$-	$998,136
Three months ended September 30, 2013:
Interest capitalized during the period	$-	$3,189	$-	$-	$3,189
Interest expensed during the period	-	1,191	462	-	1,653
Total interest incurred during the period	$-	$4,3802	$4623	$-	$4,842
Effective interest rate	0.00%	1.71%	1.74%	n/a	1.72%
Nine months ended September 30, 2013:
Interest capitalized during the period	$75	$4,161	$41	$4,425	$8,702
Interest expensed during the period	-	1,793	1,347	1,718	4,858
Total interest incurred during the period	$75	$5,9542	$1,3883	$6,1434	$13,560
Effective interest rate	1.11%	1.71%	1.88%	3.16%	2.18%

1)
In addition to the $1.9 million unamortized debt issue costs associated with the NRT Loan, at December 31, 2013 there was $4.2 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.

2)	Interest costs incurred under the NRT Loan during the three and nine months ended September 30, 2013 includes the amortization of debt issue costs in the amount of $194,000 and $262,000, respectively.
3)
Interest costs incurred under the Revolving Facility during the three and nine months ended September 30, 2013 includes the amortization of debt issue costs in the amount of $27,000 and $74,000, respectively.

4)
Interest costs incurred under the Bridge Facility during the three and nine months ended September 30, 2013 includes the amortization of debt issue costs in the amount of $658,000 and $973,000, respectively, in addition to a funding fee of $1.5 million, with the latter representing 0.25% of the outstanding amount under the Bridge Facility at April 30, 2013.

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5-year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1-year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million revolving term loan and the $200 million non-revolving term loan (the “Term Loan”), with the Company repaying the $50.1 million outstanding balance on the Term Loan during the three months ended March 31, 2013.  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded as an asset under the classification Other and are being amortized over the life of the respective credit facility.

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the acquisition of the Sudbury and Salobo gold interests.  On April 8, 2013, the Company elected to reduce the amount available under the Bridge Facility to the then outstanding balance of $1.09 billion.  On April 29, 2013, the Company made a drawdown of $500 million under the Revolving Facility, using the proceeds to partially repay the amounts outstanding under the Bridge Facility, with a further repayment of $30 million being made under the Bridge Facility on May 10, 2013.

On May 28, 2013, the Company entered into a $1 billion non-revolving term loan ("NRT Loan") with a 3-year term.  On March 31, 2014, with the unanimous consent of lenders the term of the NRT loan was extended by one year.

The NRT Loan has been presented net of unamortized transaction costs in the amount of $1.7 million.  The transaction costs are being amortized as a component of interest over the life of the facility.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

At the Company’s option, amounts drawn under the Revolving Facility and the NRT Loan incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

SILVER WHEATON 2014 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Under the credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

The Company is in compliance with the debt covenants described above.

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the NRT Loan and the Revolving Facility over the remaining terms are as follows:

Fiscal Year	NRT Loan	Revolving Facility	Total

2014	$-	$-	$-
2015	-	-	-
2016	-	-	-
2017	1,000,000	-	1,000,000
2018	-	-	-
	$1,000,000	$-	$1,000,000

SILVER WHEATON 2014 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

15.	Issued Capital

	Note	September 30	December 31
(US dollars in thousands)		2014	2013
Issued capital
Share capital issued and outstanding: 364,355,334 common shares (December 31, 2013: 357,396,778 common shares)	15.1	$2,029,503	$1,879,475

15.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at September 30, 2014, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2013 to September 30, 2014 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2013	354,375,852
Share purchase options exercised ¹	376,500	Cdn$16.05
Share purchase warrants exercised ¹	149,101	US$20.00
Restricted share units released ¹	18,999	$0.00
At June 30, 2013	354,920,452
Share purchase options exercised ¹	29,333	Cdn$13.05
Share purchase warrants exercised ¹	2,437,693	US$20.00
At September 30, 2013	357,387,478
Share purchase options exercised ¹	9,300	Cdn$7.68
At December 31, 2013	357,396,778
Share purchase options exercised ¹	361,464	Cdn$11.12
Restricted share units released ¹	22,088	$0.00
Dividend reinvestment plan ²	262,372	US$20.06
At June 30, 2014	358,042,702
Shares issued ³	6,112,282	US$22.09
Share purchase options exercised ¹	50,000	Cdn$15.89
Dividend reinvestment plan ²	150,350	US$23.69
At September 30, 2014	364,355,334

1)	The weighted average price of share purchase options exercised, share purchase warrants exercised and restricted share units released represents the respective exercise price.

2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares.  The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

3)
The Company issued 6,112,282 common shares at an average price of $22.09 per share in satisfaction of the $135 million upfront cash payment to Hudbay Minerals Inc. for the Constancia gold interest, which was due once capital expenditures of $1.35 billion had been incurred at Constancia.

SILVER WHEATON 2014 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

15.2.	Dividends Declared

During the three months ended September, 2014, the Company declared and paid dividends to its shareholders in the amount of $0.06 per common share for total dividends of $21.5 million, with the payment being comprised of $17.9 million in cash and $3.6 million in common shares issued, with the Company issuing 150,350 common shares (an average of $23.69 per share) under the Company’s dividend reinvestment plan (nine months - $0.20 per common share for total dividends of $71.5 million, with the payment being comprised of $62.7 million in cash and $8.8 million in common shares issued, with the Company issuing 412,722 common shares (an average of $21.38 per share) under the Company’s dividend reinvestment plan).  For the comparable period in 2013, the Company declared and paid dividends to its shareholders in the amount of $0.10 per common share for total dividends of $35.6 million (nine months - $0.36 per common share for total dividends of $127.8 million).

16.	Reserves

	Note	September 30	December 31
(in thousands)		2014	2013
Reserves
Share purchase warrants	16.1	$53,717	$53,717
Share purchase options	16.2	23,476	19,443
Restricted share units	16.3	3,065	2,833
Long-term investment revaluation reserve, net of tax	16.4	(98,931)	(101,611)
Total reserves		$(18,673)	$(25,618)

16.1.	Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2013 to September 30, 2014 is presented below:
	Warrants Outstanding	Weighted Average ExercisePrice	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2013	2,619,340	$20.00	1.00	$7,201
Issued	10,000,000	65.00	1.00	53,572
Exercised	(149,101)	20.00	1.00	(407)
At June 30, 2013	12,470,239	$20.00	1.00	$60,366
Exercised	(2,437,693)	20.00	1.00	(6,649)
Expired	(32,546)	20.00	1.00	-
At September 30, 2013 and September 30, 2014	10,000,000	$65.00	1.00	$53,717

The warrants with an exercise price of $20.00, which traded on the TSX under the symbol SLW.WT.U, expired on September 5, 2013.

In connection with the Company’s acquisition of the Sudbury gold purchase agreement, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million shares of Silver Wheaton common stock at an exercise price of $65 per warrant.  The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.
SILVER WHEATON 2014 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

16.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$27.33	Cdn$25.72	Cdn$26.09	Cdn$31.29
Expected dividend yield	1.17%	1.20%	1.18%	1.12%
Expected volatility	40%	40%	40%	40%
Risk-free interest rate	1.10%	1.32%	1.15%	1.07%
Expected option life, in years	2.5	2.5	2.5	2.5
Weighted average fair value per option granted	Cdn$6.53	Cdn$6.19	Cdn$6.25	Cdn$7.50

SILVER WHEATON 2014 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s share purchase options reserve from January 1, 2013 to September 30, 2014 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2013	$ 14,050
Recognition of fair value of share purchase options issued	3,408
Share purchase options exercised	(1,912)
At June 30, 2013	$ 15,546
Recognition of fair value of share purchase options issued	2,023
Share purchase options exercised	(128)
At September 30, 2013	$ 17,441
Recognition of fair value of share purchase options issued	2,024
Share purchase options exercised	(22)
At December 31, 2013	$ 19,443
Recognition of fair value of share purchase options issued	3,712
Share purchase options exercised	(1,147)
At June 30, 2014	$ 22,008
Recognition of fair value of share purchase options issued	1,739
Share purchase options exercised	(271)
At September 30, 2014	$ 23,476

During the three months ended September 30, 2014, the Company issued 17,000 share purchase options with a weighted average exercise price of Cdn$27.33 and a fair value of $0.1 million or Cdn$6.53 per option (nine months - 1,115,000 share purchase options with a weighted average exercise price of Cdn$26.09 per option and a fair value of $6.2 million, or Cdn$6.25 per option).  For the comparable period in 2013, the Company issued 20,000 share purchase options with a weighted average exercise price of Cdn$25.72 and a fair value of $0.1 million or Cdn$6.19 per option (nine months - 1,213,000 share purchase options with a weighted average exercise price of Cdn$31.29 per option and a fair value of $8.9 million, or Cdn$7.50 per option).

Equity settled stock based compensation expense during the three and nine months ended September 30, 2014 included the recognition of $1.7 million and $5.4 million, respectively, of the fair value of the share purchase options issued, compared to $2.0 million and $5.4 million during the comparable periods in 2013.

At September 30, 2014, there were 3,690,298 share purchase options outstanding with a weighted average exercise price of Cdn$28.33 per option.  For the comparable period in 2013, there were 3,039,062 share purchase options outstanding with a weighted average exercise price of Cdn$27.28 per option.

SILVER WHEATON 2014 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2013 to September 30, 2014 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2013	2,331,695	Cdn$23.91
Granted (fair value - $8.8 million or Cdn$7.52 per option)	1,193,000	31.39
Exercised	(376,500)	16.05
Forfeited	(7,800)	35.85
At June 30, 2013	3,140,395	Cdn$27.71
Granted (fair value - $0.1 million or Cdn$6.19 per option)	20,000	25.72
Exercised	(29,333)	13.05
Expired	(92,000)	41.58
At September 30, 2013	3,039,062	Cdn$27.28
Exercised	(9,300)	7.68
At December 31, 2013	3,029,762	Cdn$27.28
Granted (fair value - $6.1 million or Cdn$6.24 per option)	1,098,000	26.07
Exercised	(361,464)	11.12
Forfeited	(43,000)	33.85
At June 30, 2014	3,723,298	Cdn$28.28
Granted (fair value - $0.1 million or Cdn$6.53 per option)	17,000	27.29
Exercised	(50,000)	15.89
At September 30, 2014	3,690,298	Cdn$28.33

As it relates to share purchase options, during the three months ended September 30, 2014, the weighted average share price at the time of exercise was Cdn$26.97 per share (nine months - Cdn$24.29 per share), as compared to Cdn$26.48 per share (nine months - Cdn$28.52 per share) during the comparable period in 2013.

16.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON 2014 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2013 to September 30, 2014 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2013	$ 2,553
Recognition of fair value of RSUs issued	437
Restricted share units released	(655)
At June 30, 2013	$ 2,335
Recognition of fair value of RSUs issued	245
At September 30, 2013	$ 2,580
Recognition of fair value of RSUs issued	253
At December 31, 2013	$ 2,833
Recognition of fair value of RSUs issued	504
Restricted share units released	(521)
At June 30, 2014	$ 2,816
Recognition of fair value of RSUs issued	249
At September 30, 2014	$ 3,065

During the three months ended September 30, 2014, no RSUs were issued by the Company (nine months - 38,000 RSUs with a fair value of $0.9 million or Cdn$26.07 per RSU).  For the same period in 2013, no RSUs were issued by the Company (nine months - 33,500 RSUs with a fair value of $1.0 million or Cdn$31.88 per RSU).

Equity settled stock based compensation expense during the three and nine months ended September 30, 2014 included the recognition of $0.3 million and $0.8 million, respectively, of the fair value of RSUs issued, compared to $0.3 million and $0.7 million during the comparable periods in 2013.

At September 30, 2014, there were 164,604 RSUs outstanding. For the comparable period in 2013, there were 144,692 RSUs outstanding.

16.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2014 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2013 to September 30, 2014 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2013	$(49,668)	$25,398	$(1,244)	$(25,514)
Unrealized loss on LTIs 1	(66,695)	(3,679)	-	(70,374)
Deferred income tax recovery	-	-	1,784	1,784
At June 30, 2013	$(116,363)	$21,719	$540	$(94,104)
Unrealized gain on LTIs 1	9,068	1,266	-	10,334
At September 30, 2013	$(107,295)	$22,985	$540	$(83,770)
Unrealized loss on LTIs 1	(16,449)	(1,392)	-	(17,841)
At December 31, 2013	$(123,744)	$21,593	$540	$(101,611)
Unrealized gain on LTIs 1	26,834	402	-	27,236
Reallocate reserve to retained earnings	-	-	(540)	(540)
At June 30, 2014	$(96,910)	$21,995	$-	$(74,915)
Unrealized loss on LTIs 1	(21,823)	(2,193)	-	(24,016)
At September 30, 2014	$(118,733)	$19,802	$-	$(98,931)

1)	LTI’s refers to long-term investments in common shares held.

17.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 16.2), restricted share units (Note 16.3) and performance share units (Note 17.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

17.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2014, the Company issued 3,500 PSUs (nine months - 270,750 PSUs).  For the comparable period of 2013, the Company issued 3,000 PSUs (nine months - 163,000 PSUs).

General and administrative expense during the three months ended September 30, 2014 included a $47,500 accrual (nine months - $2.5 million) related to the anticipated fair value of the PSUs issued using a performance factor ranging from 85% to 144%, compared to a $1.3 million accrual (nine months - $1.4 million) during the comparable period in 2013 using a performance factor ranging from 132% to 167%.

SILVER WHEATON 2014 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2013 to September 30, 2014 is presented below:

Number of PSUs outstanding
At January 1, 2013	109,011
Granted	160,000
Dividend equivalent participation	2,717
At June 30, 2013	271,728
Granted	3,000
Dividend equivalent participation	979
At September 30, 2013	275,707
Dividend equivalent participation	1,205
At December 31, 2013	276,912
Granted	267,250
Dividend equivalent participation	3,154
Paid	(38,494)
Forfeited	(3,050)
At June 30, 2014	505,772
Granted	3,500
Dividend equivalent participation	1,204
At September 30, 2014	510,476

18.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Basic weighted average number of shares outstanding	358,366	355,707	357,763	354,981
Effect of dilutive securities
Share purchase options	231	389	286	506
Share purchase warrants	-	316	-	612
Restricted share units	165	145	160	140
Diluted weighted average number of shares outstanding	358,762	356,557	358,209	356,239

SILVER WHEATON 2014 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$27.08 (nine months – Cdn$25.83), compared to Cdn$24.72 (nine months - Cdn$27.63) for the comparable period in 2013.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Share purchase options	2,078	2,128	3,246	2,108
Share purchase warrants	10,000	10,000	10,000	10,000
Total	12,078	12,128	13,246	12,108

19.	Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Change in non-cash working capital
Accounts receivable	$6,108	$(2,940)	$2,817	$363
Accounts payable and accrued liabilities	(4,376)	(332)	(6,504)	(928)
Other	293	750	(673)	(339)
Total change in non-cash working capital	$2,025	$(2,522)	$(4,360)	$(904)

	September 30	December 31
(in thousands)	2014	2013
Cash and cash equivalents comprised of:
Cash	$145,016	$95,823
Cash equivalents	87,987	-
Total cash and cash equivalents	$233,003	$95,823

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

SILVER WHEATON 2014 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

20.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Current income tax expense related to foreign jurisdictions	$49	$40	$160	$114
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	$548	$1,585	$(399)	$5,336
Write down of previously recognized temporary differences	-	(12)	-	2,106
	$548	$1,573	$(399)	$7,442
Income tax expense (recovery) recognized in net earnings	$597	$1,613	$(239)	$7,556

Income tax recognized in OCI is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Deferred income tax recovery related to the losses on long-term investments - common shares held	$-	$-	$-	$(1,784)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Earnings before income taxes	$5,093	$78,670	$147,556	$289,151
Canadian federal and provincial income tax rates¹	26.00%	25.75%	26.00%	25.75%
Income tax expense based on above rates	$1,324	$20,257	$38,365	$74,456
Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	-	-	347
Non-deductible stock based compensation and other	577	598	1,917	1,886
Differences in tax rates in foreign jurisdictions	(1,304)	(19,251)	(40,521)	(71,677)
Impact of tax rate changes	-	20	-	352
Change in unrecognized temporary differences	-	(11)	-	2,192
Income tax expense (recovery)	$597	$1,613	$(239)	$7,556

1)	The BC corporate tax rate increased from 10% to 11% on April 1, 2013, resulting in a statutory tax rate of 25.75% for 2013 and 26% for 2014.

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiaries SW Caymans and, prior to 2013, SST Barbados. SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operated in Barbados and was subject to a statutory tax rate of between 0.5% and 2.5%.

SILVER WHEATON 2014 THIRD QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2014 and the year ended December 31, 2013 is shown below:

	Nine Months Ended September 30, 2014
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$12,437	$1,142	$-	$-	$13,579
Financing fees	1,725	(221)	-	-	1,504
Other	1,333	388	-	-	1,721
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Silver and gold interests	(17,547)	(865)	-	-	(18,412)
Other	(55)	(45)	-	-	(100)
Total	$(2,191)	$399	$-	$-	$(1,792)

	Year Ended December 31, 2013
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$9,419	$3,018	$-	$-	$12,437
Financing fees	1,279	446	-	-	1,725
Capital losses	2,304	(2,304)	-	-	-
Other	669	664	-	-	1,333
Deferred tax liabilities
Interest capitalized for accounting	(9,949)	9,865	-	-	(84)
Foreign exchange on debt	(268)	268	-	-	-
Long-term investments	(2,036)	252	1,784	-	-
Silver and gold interests	(10,668)	(6,879)	-	-	(17,547)
Other	-	(55)	-	-	(55)
Total	$(9,250)	$5,275	$1,784	$-	$(2,191)

SILVER WHEATON 2014 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

The recognized deferred income tax assets and liabilities are offset on the balance sheet.  Deferred income tax assets in Canada not recognized are shown below:

	September 30	December 31
	2014	2013
Capital losses	$8,747	$8,747
Unrealized losses on long-term investments	13,879	14,298
Total	$22,626	$23,045

SILVER WHEATON 2014 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

21.	Commitments and Contingencies1

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.20	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.16	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.05	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90 6	$4006	Life of Mine	8-Aug-12
Salobo	0%	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Pierina	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	6 years 7	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.21	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.10	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.02	$309	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.20	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Mineral Park	100% 11	0%	$3.94	n/a	Life of Mine	17-Mar-08
Campo Morado	75%	0%	$4.02	n/a	Life of Mine	13-May-08
Keno Hill	25%	0%	$3.9012	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 13
Constancia	100%	50% 14	$5.906	$4006	Life of Mine	8-Aug-12
Early Deposit
Toroparu	100%	10% 15	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.
11)
On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States.  On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders under which a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and for the termination of any claim Silver Wheaton may have against the Mineral Park mine.

12)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, and Silver Wheaton buying $5 million of Alexco shares if Alexco completes an offering of $10 million or more to fund the payment to Silver Wheaton.

13)	Terms of the agreement not yet finalized.
14)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
15)
During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2014	2015 - 2017	2018 - 2019	After 2019	Sub-Total		Total
Bank debt 1	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest 2	3,619	41,490	-	-	45,109	-	45,109
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	117	3,342	2,065	5,409	10,933	-	10,933
Total contractual obligations	$3,736	$1,044,832	$2,065	$5,409	$1,056,042	$398,550	$1,454,592

1)	At September 30, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay Minerals Inc. (“Hudbay”) total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

Vale S.A. (“Vale”) has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring additional payments of $135 million on an installment basis to partially fund construction of the mine.  During the 90 day period following the delivery of the Feasibility Documentation, or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON 2014 THIRD QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 11, 2014, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 THIRD QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

22.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$23,142	$5,439	$1,056	$16,647	$17,703	$154,218
Yauliyacu	27,766	5,712	8,134	13,920	22,054	191,985
Peñasquito	31,336	6,731	4,949	19,656	24,605	456,030
Barrick 2	7,210	1,472	1,231	4,507	4,120	605,044
Other 3	30,081	6,858	7,110	16,113	24,755	587,819
	$119,535	$26,212	$22,480	$70,843	$93,237	$1,995,096
Gold
777	$19,356	$6,115	$12,576	$665	$13,241	$251,086
Sudbury	6,985	2,226	4,684	75	4,759	593,329
Salobo	8,980	2,872	3,316	2,792	6,108	1,308,792
Other 4	10,996	2,684	1,078	7,234	8,767	161,436
	$46,317	$13,897	$21,654	$10,766	$32,875	$2,314,643
Total silver and gold interests	$165,852	$40,109	$44,134	$81,609	$126,112	$4,309,739
Corporate
General and administrative				$(8,383)
Impairment charge ⁵				(68,151)
Other				(579)
Total corporate				$(77,113)	$(5,733)	$308,392
Consolidated	$165,852	$40,109	$44,134	$4,496	$120,379	$4,618,131

1)
Results for San Dimas include 125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.
5)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Three Months Ended September 30, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$33,856	$6,495	$1,272	$26,089	$27,361	$159,180
Yauliyacu	260	53	75	132	207	211,151
Peñasquito	27,815	5,581	4,115	18,119	22,233	476,473
Barrick 2	10,250	1,744	1,480	7,026	5,541	599,993
Other 3	48,074	9,518	9,185	29,371	35,157	556,224
	$120,255	$23,391	$16,127	$80,737	$90,499	$2,003,021
Gold
777	$22,040	$6,789	$13,604	$1,647	$15,252	$292,763
Sudbury	8,636	2,613	5,418	605	6,023	614,889
Salobo	8,530	2,596	2,997	2,937	5,934	1,325,726
Other 4	6,944	1,618	610	4,716	5,254	28,440
	46,150	13,616	$22,629	$9,905	$32,463	$2,261,818
Total silver and gold interests	$166,405	$37,007	$38,756	$90,642	$122,962	$4,264,839
Corporate
General and administrative				$(9,390)
Other				(4,195)
Total corporate				$(13,585)	$(4,290)	$133,606
Consolidated	$166,405	$37,007	$38,756	$77,057	$118,672	$4,398,445

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont gold interest.

SILVER WHEATON 2014 THIRD QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Nine Months Ended September 30, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$78,524	$16,795	$3,274	$58,455	$61,729	$154,218
Yauliyacu	52,116	10,693	15,292	26,131	41,423	191,985
Peñasquito	107,264	22,110	16,259	68,895	85,154	456,030
Barrick 2	20,470	4,014	3,358	13,098	14,465	605,044
Other 3	91,445	19,909	20,142	51,394	73,231	587,819
	$349,819	$73,521	$58,325	$217,973	$276,002	$1,995,096
Gold
777	$45,016	$14,072	$28,940	$2,004	$30,945	$251,086
Sudbury	24,489	7,665	16,125	699	16,824	593,329
Salobo	37,838	11,856	13,691	12,291	25,982	1,308,792
Other 4	22,639	5,451	2,189	14,999	16,994	161,436
	$129,982	$39,044	$60,945	$29,993	$90,745	$2,314,643
Total silver and gold interests	$479,801	$112,565	$119,270	$247,966	$366,747	$4,309,739
Corporate
General and administrative				$(28,868)
Impairment charge ⁵				(68,151)
Other				(3,152)
Total corporate				$(100,171)	$(28,994)	$308,392
Consolidated	$479,801	$112,565	$119,270	$147,795	$337,753	$4,618,131

1)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.
5)
During the three months ended September 30, 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON 2014 THIRD QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Nine Months Ended September 30, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$115,079	$19,074	$3,756	$92,249	$96,005	$159,180
Yauliyacu	18,372	2,965	4,144	11,263	15,407	211,151
Peñasquito	96,079	15,698	10,799	69,582	80,381	476,473
Barrick 2	48,205	6,864	5,246	36,095	42,706	599,993
Other 3	139,303	24,332	24,796	90,175	115,215	556,224
	$417,038	$68,933	$48,741	$299,364	$349,714	$2,003,021
Gold
777	$71,284	$19,947	$39,974	$11,363	$47,365	$292,763
Sudbury	14,638	4,331	8,978	1,329	10,307	614,889
Salobo	13,528	4,001	4,621	4,906	9,527	1,325,726
Other 4	22,568	4,702	2,146	15,720	17,731	28,440
	$122,018	$32,981	$55,719	$33,318	$84,930	$2,261,818
Total silver and gold interests	$539,056	$101,914	$104,460	$332,682	$434,644	$4,264,839
Corporate
General and administrative				$(28,159)
Other				(22,928)
Total corporate				$(51,087)	$(25,102)	$133,606
Consolidated	$539,056	$101,914	$104,460	$281,595	$409,542	$4,398,445

1)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont gold interest.

SILVER WHEATON 2014 THIRD QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

Geographic Segments

The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Sales		Carrying Amount at September 30, 2014
(in thousands)	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2014	Silver Interests	Gold Interests
North America
Canada	$41,321	$101,810	$133,175	$870,452
United States	1,674	3,354	433	-
Mexico	64,096	216,644	647,925	-
Europe
Greece	2,869	10,282	28,463	-
Portugal	3,127	11,362	26,723	-
Sweden	8,809	25,925	48,814	-
South America
Argentina / Chile 1	3,515	7,241	611,889	-
Brazil	8,980	37,838	-	1,308,792
Peru	31,461	65,345	497,674	135,399
Consolidated	$165,852	$479,801	$1,995,096	$2,314,643

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales		Carrying Amount At September 30, 2013
(in thousands)	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013	Silver Interests	Gold Interests
North America
Canada	$44,480	$129,654	$141,686	$936,092
United States	1,320	8,007	38,088	-
Mexico	76,902	258,621	713,189	-
Europe
Greece	4,833	14,632	33,010	-
Portugal	4,329	14,329	30,807	-
Sweden	15,502	33,708	51,640	-
South America
Argentina / Chile 1	4,062	26,145	601,265	-
Brazil	8,530	13,528	-	1,325,726
Peru	6,447	40,432	393,336	-
Consolidated	$166,405	$539,056	$2,003,021	$2,261,818

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2014 THIRD QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2014 (US Dollars - Unaudited)

23.	Subsequent Event

Declaration of Dividend

On November 10, 2014, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on November 26, 2014 and is expected to be distributed on or about December 9, 2014.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

SILVER WHEATON 2014 THIRD QUARTER REPORT [82]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
SILVER WHEATON (CAYMANS) LTD.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, CHAIRMAN
EDUARDO LUNA
WADE NESMITH
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President &
Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
CST TRUST COMPANY
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
DELOITTE LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:       info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123    WWW.SILVERWHEATON.COM